Exhibit 99.4

Second Quarterly Report

2021/22 Financial Update,

Economic Outlook

&

Six Month Financial Results

April - September 2021

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945–             —Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77               354.711’007231’05

2021/22 Second Quarterly Report November 22, 2021	| TABLE OF CONTENTS

Part One — Updated Financial Forecast

Introduction		3

Revenue		5

Expense		8
Consolidated Revenue Fund (CRF) Spending		8
Service Delivery Agency Spending		10

Full-Time Equivalents for the BC Public Service		10

Provincial Capital Spending		11
Projects Over $50 Million		12

Provincial Debt		13

Risks to the Fiscal Forecast		15

COVID-19 Pandemic Response Measures		16

Supplementary Schedules		19

Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	4
1.3	Pandemic and Recovery Contingencies	9
1.4	Capital Spending Update	11
1.5	Provincial Debt Update	13
1.6	Operating Statement	19
1.7	Revenue by Source	20
1.8	Expense by Ministry, Program and Agency	21
1.9	Expense by Function	22
1.10	Capital Spending	23
1.11	Capital Expenditure Projects Greater Than $50 million	24
1.12	Provincial Debt	27
1.13	Statement of Financial Position	28
1.14	Material Assumptions – Revenue	29
1.15	Material Assumptions – Expense	35
1.16	Full-Time Equivalents (FTEs)	38

SECOND QUARTERLY REPORT 2021/22	| i

TABLE OF CONTENTS

Part Two — Economic Review and Outlook

Summary		39

British Columbia Economic Activity and Outlook		40
Labour Market		40
Consumer Spending and Housing		42
Inflation		45
Business		45
External Trade and Commodity Markets		46
Demographics		47

Risks to the Economic Outlook		47

External Outlook		48
United States		48
Canada		50
Asia		53
Europe		53

Financial Markets		54
Interest Rates		54
Exchange Rate		55

Tables:
2.1	British Columbia Economic Indicators	40
2.2	Private Sector Canadian Interest Rate Forecasts	55
2.3	Private Sector Exchange Rate Forecasts	56

Topic Box:
Provincial Economic Accounts Update		57

ii |	SECOND QUARTERLY REPORT 2021/22

PART 1 | UPDATED FINANCIAL FORECAST

Introduction

Table 1.1 2021/22 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2021	Report	Report
Revenue	58,929	65,154	68,207
Expense	(64,377)	(65,738)	(65,689)
Pandemic and Recovery Contingencies	(3,250)	(3,250)	(3,250)
Forecast allowance	(1,000)	(1,000)	(1,000)
Deficit	(9,698)	(4,834)	(1,732)
Capital Spending:
Taxpayer-supported capital spending	8,479	8,166	8,141
Self-supported capital spending	4,976	4,588	4,582
	13,455	12,754	12,723
Provincial Debt:
Taxpayer-supported debt	71,642	65,205	62,348
Self-supported debt	30,238	29,649	29,653
Total debt (including forecast allowance)	102,880	95,854	93,001
Taxpayer-supported debt to GDP ratio	22.8%	19.6%	18.2%
Taxpayer-supported debt to revenue ratio	125.9%	103.8%	95.0%

The Second Quarterly Report shows further improvements to the 2021/22 fiscal forecast, in addition to the changes reported in the First Quarterly Report in September. The reduction of the deficit forecast from $4.8 billion to $1.7 billion is mainly based on updated revenue forecasts incorporating year-to-date information.

The total change to the deficit projection from budget amounts to almost $8.0 billion, in line with changes reported in other Canadian jurisdictions. This follows the release of stronger 2020 economic data by Statistics Canada and improved economic activity during the year, as more data became available to better illuminate the pandemic impacts over the past year and a half.

The fiscal forecast reflects increases in most of the government’s revenue streams, including personal and corporate income taxes, sales taxes, and property transfer taxes. Higher revenues are also forecasted in natural resources from the mining and natural gas sectors, and Crown corporations’ net income.

It is unclear the extent to which the 2021/22 revenue improvements will carry forward, as there continues to be a high degree of uncertainty regarding the evolution of the pandemic and the path of the economic recovery, particularly for high-contact industries, which contributes to the potential volatility of future fiscal outlooks.

Expenses are lower by $49 million due to a lower forecast for fire management costs and lower debt-servicing costs, partly offset by higher expenses in other areas. (Note that spending projections in the Second Quarterly Report were finalized before the flooding events that have impacted several areas of British Columbia; updated expense forecasts will be included in the third quarterly report.)

Details of the revenue and expense forecast changes are shown in Table 1.2 and Chart 1.1.

(continued on page 5)

Second Quarterly Report 2021/22	| 3

Updated Financial Forecast

Table 1.2 2021/22 Financial Forecast Changes

	($ millions)
2021/22 deficit at Budget 2021 (April 20, 2021)	(9,698)		(9,698)
2021/22 deficit at the First Quarterly Report (September 13, 2021)		(4,834)
	Q1	Q2	Total
	Update	Update	Changes
Revenue changes:
Personal income tax – stronger preliminary 2020 tax assessment and an improvement in 2021 household income	2,170	912	3,082
Corporate income tax – increase in installments reflecting an improved federal government outlook for 2021 national corporate taxable income, and a higher prior year settlement payment reflecting stronger 2020 tax assessments	1,234	214	1,448
Provincial sales tax – higher year-to-date results, retail sales and consumer expenditures	64	200	264
Property transfer tax – higher year-to-date activity reflecting strong housing market and demand	360	665	1,025
Fuel and carbon taxes – higher volume sales in most fuel types	94	36	130
Employer health tax – mainly expected improvement in employee compensation	127	35	162
Other taxation sources – mainly lower insurance premium tax, reflecting the impacts of the 2020/21 Public Accounts, partly offset by higher property tax revenues	(23)	1	(22)
Natural gas royalties – higher natural gas prices and natural gas liquids royalties, partly offset by increased utilization of royalty and infrastructure programs/credits	172	209	381
Mining – higher coal and copper prices and changes in production and mining costs	92	242	334
Electricity sales under the Columbia River Treaty – changes in Mid-C electricity prices	149	(16)	133
Forests – higher stumpage rates partly offset by impacts of deferrals in old-growth forests	230	(1)	229
Other natural resources – changes in water rentals and petroleum royalties, lower Oil and Gas Commission levies	4	(7)	(3)
Fees, licences, investment earnings and miscellaneous revenue:
Post-secondary institutions	126	165	291
Other sources – mainly higher revenue from motor vehicles fees, changes in health authorities and taxpayer-supported Crowns forecasts	42	(69)	(27)
Canada health and social transfers – mainly additional pandemic relief one-time funding supporting the recovery of health care systems and a higher B.C. share of national population	557	38	595
Other federal government transfers – higher transfers relating to the Canada-Wide Early Learning and Child Care Agreement and long term care as well as transfers to taxpayer-supported entities	356	14	370
Commercial Crown corporation net income – mainly due to improvements in BCLC and ICBC	471	415	886
Total revenue changes	6,225	3,053	9,278

Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	745	(169)	576
Emergency Program Act	33	23	56
B.C. Recovery Benefit [1]	-	28	28
Increased Employment Incentive tax credit [2]	-	9	9
Other statutory spending	52	(25)	27
Refundable tax credits – mainly reflects preliminary 2020 tax assessment information	44	17	61
Management of public debt (net)	(31)	(36)	(67)
Spending funded by third party recoveries:
Canada-Wide Early Learning and Child Care Agreement and health initiatives	221	-	221
Other spending funded by third party recoveries	27	18	45
Changes in spending profile of service delivery agencies:
School districts	19	-	19
Universities	162	168	330
Colleges	28	7	35
Health authorities and hospital societies	1,412	756	2,168
Other service delivery agencies [3]	98	(93)	5
(Increase) decrease in transfers to service delivery agencies (elimination)	(1,449)	(752)	(2,201)
Total expense changes	1,361	(49)	1,312

Total changes	4,864	3,102	7,966
2021/22 deficit at the First Quarterly Report	(4,834)
2021/22 deficit at the Second Quarterly Report		(1,732)	(1,732)

[1]	Total program spending for the B.C. Recovery Benefit is forecast at $62 million, however $34 million is included in the Pandemic and Recovery Contingencies. Spending in 2020/21 was $1.297 billion, bringing the total program spending to $1.359 billion.

[2]	Total program spending for the Increased Employment Incentive tax credit is forecast at $13 million, however $9 million is included in the Pandemic and Recovery Contingencies.

[3]	Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Projected taxpayer-supported capital spending in 2021/22 is $8.141 billion, with minimal changes from the forecast in the First Quarterly Report. The self-supported capital spending forecast is $4.582 billion, which is $6 million lower than forecast in the First Quarterly Report.

As a result of higher revenues and lower deficit forecasts, taxpayer-supported debt at the end of 2021/22 is forecast at $62.3 billion, lower by $2.9 billion compared to the First Quarterly Report. The lower debt balance, combined with a restated GDP baseline reported by Statistics Canada, results in improved debt metrics. B.C.’s taxpayer-supported debt-to-GDP ratio is now forecast to be 18.2 per cent, with debt-to-revenue at 95 per cent.

Chart 1.1 2021/22 Deficit – Major Changes from the First Quarterly Report

Deficit decreased by $3.1 billion

Revenue

Revenue for 2021/22 is forecast to be $68.2 billion — $3.1 billion higher than the projection in the First Quarterly Report. The forecast for taxation revenues has increased $2.1 billion, accounting for more than two-thirds of the total improvement, reflecting higher than expected 2020 income tax assessments and strong year-to-date activity in retail sales and the housing market. The remaining $1.0 billion increase in the revenue forecast is mainly due to an improved outlook for commodity prices and higher expected net income from ICBC and BC Lottery Corporation.

Preliminary 2020 personal and corporate income tax assessments for all provinces, territories and Canada have been stronger than anticipated, resulting from higher-than-expected economic activity in 2020, as shown in the recently released Provincial Economic Accounts by Statistics Canada (see topic box beginning on page 57).

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.14. An analysis on historical volatility of major economic drivers can be found in the 2021 B.C. Financial and Economic Review (pages 16-17).

Second Quarterly Report 2021/22	| 5

Updated Financial Forecast

For 2021/22, the major changes from the First Quarterly Report forecast include the following:

Income Taxation Revenues

The personal income tax revenue forecast is up $912 million reflecting stronger 2020 preliminary tax assessment information. These 2020 preliminary income tax assessment results show strong increases in earnings of high-income individuals from investments, capital gains and dividends. In addition, household income growth in 2020 was 7.0 per cent, compared to 5.5 per cent assumed in the First Quarterly Report. The increased revenue includes a one-time $548 million prior year adjustment relating to 2020/21 and a $364 million ongoing base impact beginning in 2021/22.

Corporate income tax revenue is up $214 million mainly due to an improvement in the prior year settlement payment, reflecting stronger assessments of the 2020 preliminary corporate income tax results. Growth in corporate net operating surplus (corporate profits) in 2020 was 19.1 per cent compared to a decline of 8.1 per cent assumed in the First Quarterly Report.

Employer health tax is up $35 million reflecting increases in year-to-date results.

Other Taxation Revenues

Provincial sales tax revenue is up $200 million mainly reflecting higher year-to-date taxable sales.

Property transfer tax revenue is up $665 million due to the strong housing market and demand with limited inventory. The revised forecast includes the 20-per-cent-foreign buyers’ tax revenue forecast at $105 million (unchanged from the First Quarterly Report).

Other taxation revenues are up $37 million mainly due to higher fuel tax revenue, reflecting higher year-to-date sales volumes on most fuel types.

Natural Resource Revenue

Revenue from natural gas royalties is up $209 million mainly due to higher prices for natural gas and natural gas liquids, partially offset by increased utilization of royalty program credits. The updated natural gas price forecast is $2.28 ($Cdn/gigajoule, plant inlet), up from the First Quarterly Report estimate ($1.79). Natural gas gross royalty rates are very sensitive to higher prices within the range of $1.20 and $2.60.

Revenue from coal, metals, minerals and other mining-related sources is up $242 million mainly due to higher year-to-date mineral tax instalment payments reflecting increased metallurgical coal prices attributable to strong global steel production, increased demand from China and higher mining tax rates as mine profitability improves.

Revenue from electricity sales under the Columbia River Treaty is down $16 million mainly due to lower Mid-C electricity prices reflecting reduced concerns regarding potential supply shortages in the western United States.

6 |	Second Quarterly Report 2021/22

Updated Financial Forecast

The impacts of the deferrals of harvesting in old-growth forests is expected to reduce revenue by $50 million. This is mainly offset by the effects of higher stumpage rates and logging taxes, resulting in a $1 million overall decline. Harvest volumes of Crown land timber are now forecast to be 42.5 million cubic metres, compared to 46 million cubic metres assumed in the First Quarterly Report. Total stumpage rates are now forecast to be $31.23 Cdn/cubic metre in 2021/22, compared to $29.21 assumed in the First Quarterly Report.

Revenue from other natural resources is down $7 million mainly due to reduced water rentals collected under the Water Sustainability Act.

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $9.5 billion, up $96 million from the First Quarterly Report. The updated forecast for fee revenues totals $4.7 billion, down $16 million mainly due to lower projections from post-secondary institutions and health authorities. The revised forecast for investment earnings is $1.3 billion, up $47 million mainly due to higher investment returns in post-secondary institutions. The miscellaneous revenue outlook of $3.5 billion is up $65 million mainly due to higher revenue forecasts provided by post-secondary institutions.

Federal Government Transfers

Federal government contributions are expected to be $11.5 billion, up $52 million.

Canada health and social transfers have improved by $38 million, mainly due to an increased B.C. share of the national population. The changes to the estimates include $9 million related to 2020/21 and $29 million for 2021/22.

Other federal government contributions are up $14 million mainly reflecting higher transfers to post-secondary institutions.

Commercial Crown Corporations

The outlook for commercial Crown corporation net income is $415 million higher than the projections in the First Quarterly Report, mainly due to the following:

•	ICBC’s operating results improved by $226 million due to higher investment income, in addition to lower claims and operating costs; and

•	BC Lottery Corporation’s net income forecast is $188 million higher (net of payments to the federal government and the gaming revenue sharing agreement with First Nations) due to casinos performing better than expected since pandemic restrictions were lifted.

Second Quarterly Report 2021/22	| 7

Updated Financial Forecast

Expense

The Second Quarterly Report expense forecast for 2021/22 is $49 million lower than the First Quarterly Report mainly due to lower spending for wildfires and interest costs, partly offset by higher net spending by service delivery agencies.

Consolidated Revenue Fund (CRF) Spending

Statutory spending is projected to be $117 million lower than in the First Quarterly Report due to the following:

•	$169 million decrease for fire management and preparedness costs — total spending forecast remains at a historic high of $712 million;

•	$23 million increase for Emergency Program Act expenses primarily related to wildfires and prior-year floods — total spending forecast of $92 million;

•	$28 million increase for the B.C. Recovery Benefit program — total spending forecast is $62 million, of which $34 million is funded through the Pandemic and Recovery Contingencies. The previous forecast for the program was $90 million; and

•	$1 million net increase in other statutory spending.

Other changes in CRF spending is $36 million of forecasted savings in interest costs due to lower debt levels.

Contingencies

Budget 2021 includes a Contingencies vote of $4.25 billion in 2021/22, with $3.25 billion in the Pandemic and Recovery sub-vote, and $1.0 billion allocated to General Programs and CleanBC sub-votes. Contingencies are intended to help manage unexpected cost pressures and fund priority initiatives as they arise. These total allocations remain unchanged in the Second Quarterly Report.

Pandemic and Recovery Contingencies

Budget 2021 allocated $3.25 billion to support ongoing measures related to the pandemic and short-term funding initiatives or new programs where the demand and costs may fluctuate as the pandemic and related health orders continue to evolve. This section provides an update on the notional allocations of the Province’s pandemic measures as of September 30, 2021 (Table 1.3) as well as actual spending through the second quarter.

The total allocations to support pandemic and recovery initiatives remain unchanged at $3.25 billion; however the forecasts for various initiatives have been revised to reflect updated information available. Major changes in the forecast allocations include:

•	$875 million increase to respond to the fourth wave of the pandemic including vaccine booster programs and preparation for child vaccines; and

•	$377 million decrease in various support measures to reflect lower than expected program uptake. These measures include the Increased Employment Incentive tax credit, B.C. Recovery Benefit and the COVID-19 Paid Sick Leave program.

8 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.3	2021/22 Pandemic and Recovery Contingencies

$ millions		Updated Forecast
Category	Measures	Q1	Q2
Health and	Health related COVID-19 management	900	900
Safety	Contingencies for additional health measures	-	875
	Temporary housing, meals and supports for vulnerable
	populations	265	265
	Small and Medium Sized Business Recovery Grant Program
	(including Circuit Breaker Business Relief Grant)
Supports for	Tourism, Art and other sector supports	130	130
Businesses	Increased Employment Incentive tax credit	15	4	[1]
and People	B.C. Recovery Benefit	90	34	[2]
	COVID-19 Paid Sick Leave	325	15
	Childcare health & safety grants and K-12 Recovery Plan	46	46
	Essential services including justice services, agriculture/food
	security, and temporary assistance for vulnerable populations	179	129
	Skills training and youth employment initiatives	70	70
Preparing for	Community infrastructure programs and CleanBC recovery
Recovery	investments	70	70
Unallocated	Reserve for additional health or recovery measures	690	242
Total		3,250	3,250

[1]	Total program spending for the Increased Employment Incentive tax credit is forecast at $13 million, however $9 million is funded through statutory authority.

[2]	Total program spending for the B.C. Recovery Benefit is forecast at $62 million, however $28 million is funded through statutory authority.

Actual expenditures in the first two quarters for Pandemic and Recovery Contingencies measures totalled $1.2 billion. This included:

•	$570 million for ongoing health measures to respond to the COVID-19 pandemic;

•	$440 million for the Small and Medium Sized Business Grant Program, including the Circuit Breaker Grants, the Increased Employment Incentive, and the B.C. Recovery Benefit; and

•	$190 million across a number of other measures including the provision of COVID-19 related paid sick leave for workers, temporary housing, improving child care and K-12 health and safety, and initiatives to support the safe delivery of court services.

Note that the actual year-to-date spending (April -September, 2021) is based on unaudited ministry reports and subject to normal changes from quarterly estimation and adjustment processes.

An overview and description of the Province’s COVID-19 pandemic response measures is provided starting on page 16.

Second Quarterly Report 2021/22	| 9

Updated Financial Forecast

Spending Recovered from Third Parties

Expenses funded by third parties are forecast to increase by $18 million mainly to reflect the increase in grants as a result of higher net income of the BC Lottery Corporation.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $752 million higher than the First Quarterly Report mainly due to a $756 million increase in allocations to health organizations to fund additional expenses related to the COVID-19 pandemic. These funding increases are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $838 million in 2021/22 compared to the First Quarterly Report.

•	Post-secondary sector expenses are forecast to increase by $175 million mainly due to higher operating costs to support increased student activities on campus, which are recovering to pre-pandemic levels. The higher spending is partially offset by external revenue sources.

•	The health authority and hospital society expense forecast is $756 million higher than the First Quarterly Report, better reflecting updated funding allocations from the province. The additional spending is related to COVID-19, primary care, the surgical and MRI strategy, mental health and addictions care, and the Health Career Access Program.

•	Other service delivery agency spending is forecast to be $93 million lower than the First Quarterly Report due to various updates across a number of agencies.

Detailed expense projections are in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.15.

Full-Time Equivalents for the BC Public Service

The projection of full-time equivalent (FTE) staff utilization for 2021/22 remains unchanged from the First Quarterly Report at 33,400 FTEs.

10 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $12.7 billion in 2021/22 — $31 million lower than the forecast in the First Quarterly Report (see Tables 1.4 and 1.10).

Table 1.4	2021/22 Capital Spending Update

	($ millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2021	8,479		8,479
Taxpayer-supported capital spending at the First Quarterly Report		8,166
Taxpayer-supported changes
School districts	(17)	(5)	(22)
Post-secondary institutions	(213)	(1)	(214)
Health sector	97	73	170
Transportation sector	(206)	(61)	(267)
Social housing	29	(25)	4
Other net adjustments	(3)	(6)	(9)
Total taxpayer-supported changes	(313)	(25)	(338)
Taxpayer-supported capital spending - updated forecast	8,166	8,141	8,141
Self-supported capital spending at Budget 2021	4,976		4,976
Self-supported capital spending at the First Quarterly Report		4,588
BC Hydro	(367)	-	(367)
Liquor Distribution Branch	(18)	(4)	(22)
Other net adjustments	(3)	(2)	(5)
Total self-supported changes	(388)	(6)	(394)
Self-supported capital spending - updated forecast	4,588	4,582	4,582
2021/22 total capital spending at the First Quarterly Report	12,754
2021/22 total capital spending at the Second Quarterly Report		12,723	12,723

Taxpayer-supported capital spending is projected at $8.1 billion. The $25 million decrease since the First Quarterly Report is mainly due to changes in the timing of capital spending in the social housing and transportation sectors. This is partially offset by higher planned spending on health projects by health authorities compared to the First Quarterly Report.

At $4.6 billion, self-supported capital spending is $6 million lower than the First Quarterly Report, primarily due to changes in the timing of Liquor Distribution Branch expenditures.

These changes do not represent a reduction in capital spending; rather the spending has been shifted to future years within the capital plan.

Second Quarterly Report 2021/22	| 11

Updated Financial Forecast

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.11. Two projects have been added to the table since the First Quarterly Report:

•	Crosstown – Supportive Housing Fund project ($72 million); and

•	BC Hydro’s Natal – 60-138 kV switchyard upgrade project ($84 million).

Since the First Quarterly Report, the Highway 1 widening and 216th Street Interchange project was completed and is no longer listed in the table.

Changes for existing projects since the First Quarterly Report include:

•	6585 Sussex Ave – Affordable Rental Housing project’s year of completion was amended from 2022 to 2021 to align with the revised project schedule;

•	Peace Region Electricity Supply (PRES) project’s anticipated total cost decreased from $220 million to $216 million primarily due to lower costs for completion of civil works;

•	Sperling substation (SPG) metalclad switchgear replacement project’s year of completion was amended from 2024 to 2025 to reflect delays in the site preparation work due to unexpected conditions; and

•	ICBC’s Enhanced Care Coverage Program project’s anticipated total cost decreased from $97 million to $93 million due to the reallocation of contingency funds from capital to expense based on the nature of the remaining work.

12 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Provincial Debt

The provincial debt, including a $1.0 billion forecast allowance, is projected to total $93 billion by the end of the fiscal year — $2.9 billion lower than the forecast in the First Quarterly Report.

Table 1.5 2021/22 Provincial Debt Update [1]
	($ millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported debt at Budget 2021	71,642		71,642
Taxpayer supported debt at First Quarterly Report		65,205
Taxpayer-supported changes:
Lower debt level from 2020/21	(206)	-	(206)
Annual deficit (before forecast allowance)	(4,864)	(3,102)	(7,966)
Non-cash items	(55)	3	(52)
Changes in cash balances [2]	(1,523)	(67)	(1,590)
Changes in other working capital balances [3]	524	334	858
Taxpayer-supported capital spending	(313)	(25)	(338)
Total taxpayer-supported changes	(6,437)	(2,857)	(9,294)
Taxpayer-supported debt - updated forecast	65,205	62,348	62,348
Self-supported debt at Budget 2021	30,238		30,238
Self-supported debt at the First Quarterly Report	-	29,649
Self-supported changes:
Lower debt level from 2020/21	(174)	-	(174)
Lower capital spending	(388)	(6)	(394)
Changes in internal financing	(27)	10	(17)
Total self-supported changes	(589)	4	(585)
Self-supported debt - updated forecast	29,649	29,653	29,653
Forecast Allowance - updated forecast	1,000	1,000	1,000
2021/22 provincial debt forecast at the First Quarterly Report	95,854
2021/22 provincial debt forecast at the Second Quarterly Report		93,001	93,001

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Reflects changes in cash balances at April 1, 2021 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $62.3 billion at the end of 2021/22 — $2.9 billion lower than the forecast in the First Quarterly Report. The reduction is due to the change in operating results of $3.1 billion and $245 million net increase of cash and other working capital balances.

The lower debt forecast along with a higher GDP level has resulted in a 1.4 percentage point reduction in the taxpayer-supported debt-to-GDP ratio since the First Quarterly Report, now forecast to end the year at 18.2 per cent. The taxpayer-supported debt-to-revenue ratio is forecast to end the fiscal year at 95 per cent — 8.85 percentage points lower than forecast in the First Quarterly Report.

Self-supported debt is forecast to be $29.6 billion at the end of 2021/22, not materially different from the First Quarterly Report.

The forecast allowance of $1.0 billion remains unchanged to mirror the operating statement forecast allowance.

Second Quarterly Report 2021/22	| 13

Updated Financial Forecast

While the Province’s taxpayer-supported debt is expected to increase by $2.6 billion over the year, the B.C. government is able to borrow at low interest rates, with debt affordability remaining at levels that are lower than they have been historically, as shown on Chart 1.4 below.

Chart 1.4 Debt Affordability

Interest bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Further details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

The reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

14 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Risks to the Fiscal Forecast

The major risks to the updated fiscal forecast are the emergence of COVID-19 variants of concern in B.C., Canada and among B.C.’s trading partners; delays in the vaccination rollouts among B.C.’s major trading partners; and the behaviour and confidence of individuals, consumers and businesses during BC’s Restart Plan. The uncertainty regarding the evolution of the pandemic as well as the path of economic recovery contributes to the volatility in the updated fiscal outlook.

It is not clear at this time whether the strength in the preliminary assessments of the 2020 income tax returns reflects changes in the timing of assessments by the Canada Revenue Agency, changes in the behaviour of taxpayers, or includes one-time effects. Personal and corporate income tax assessments for the 2020 tax year will not be finalized until March 2022. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices and the health of B.C.’s major trading partners. The global COVID-19 pandemic continues to pose heightened risks to these and other factors affecting own source revenues, including net income of commercial Crown corporations.

Recently, the Supreme Court of B.C. issued a judgement ruling that the cumulative impacts of industrial development, authorized by the Province of British Columbia, infringed Blueberry River First Nations’ ability to exercise their Treaty 8 rights. The impact of this judgement on the Province’s economic and fiscal outlooks are uncertain at this point, as the process for permitting industrial development in the impacted area over the long term is still being negotiated.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include the extent of the spread of the COVID-19 virus, in addition to changes in planning assumptions such as utilization or demand rates for government services in the health care, education, community social services sectors, as well as costs associated with fighting forest fires and responding to floods and other natural disasters.

Capital spending may be influenced by several factors including physical distancing on work sites, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will update the fiscal outlook in the third quarterly report.

The potential fiscal impacts from these risks may be partly offset by the Contingencies vote allocation and the forecast allowance.

Second Quarterly Report 2021/22	| 15

Updated Financial Forecast

COVID-19 Pandemic Response Measures

The following provides an overview of the Province’s pandemic response measures.

Health and Safety of British Columbians

COVID-19 Management ($1.8 billion): Funding for health related COVID-19 response measures includes:

•	Storage, distribution, and administration of COVID-19 vaccines to British Columbians;

•	Population health measures such as contact tracing, flu immunization, laboratory testing and research costs, and a rural and remote response framework to ensure people in rural, remote, and Indigenous communities have access to critical health care during the pandemic;

•	Additional funding for long-term care and assisted living facilities, including addressing increased COVID-19 related costs, implementing single-site work orders to help prevent the spread of disease between facilities, and hiring of up to three full-time equivalent staff at each of the 584 facilities; and

•	Implementing the Hospital at Home model of care, which allows British Columbians to receive health services outside of a hospital; and other increased operating costs including personal protective equipment, continuing support for HealthLinkBC, overtime salary costs in the healthcare system, and additional human resources capacity for health authorities to respond to COVID-19.

Supports for Businesses and People

Temporary housing, meals and health supports for vulnerable populations ($265 million): Spaces at hotels, motels and community centres are providing shelter to assist a range of people, including people experiencing homelessness, to self-isolate and follow health orders as well as receive food and support services. Nearly 2,200 leased spaces are currently secured at sites throughout B.C.’s health regions to enable safe physical distancing in homeless shelters and help people self-isolate, with close to 100 spaces in communities secured for women and children leaving violent or unstable situations.

Small and Medium Sized Business Recovery Grant (incl. Circuit Breaker Business Relief Grant) ($470 million): Funding to provide relief for businesses affected by the March 30, 2021 provincial health orders and to help position themselves for a strong recovery. The Small and Medium Sized Business Recovery Grant Program supported businesses to diversify their services and products, modify physical space, move online, or offset fixed costs. The Circuit Breaker Business Relief Grant provided funding to affected businesses to help offset expenses such as rent, insurance, employee wages, maintenance and utilities or other unexpected costs that resulted from the ‘circuit breaker’ restrictions. As of September 30, 2021 over 32,000 grants to businesses have been awarded through these programs in fiscal 2020/21 and 2021/22.

16 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Tourism, Art and other sector supports ($130 million): Funding that helps to improve destinations by investing in tourism infrastructure, such as multi-use trails and wayfinding signage; supports for major anchor attractions and companies that service tourism attractions; funding to support the safe restart of fairs, festivals and events; and financial relief for B.C. Pavilion Corporation to maintain operations during prolonged closures and health restrictions on major events.

Increased Employment Incentive ($13 million): A refundable tax credit incentive to employers intended to help B.C. businesses that were affected by the COVID-19 pandemic to recover and help create good jobs for people. Employers were able to increase their payroll by hiring new employees, increasing the hours of existing employees, or giving existing employees a raise. As of September 30, 2021, over 2,100 applications have been approved, benefiting over 2,000 British Columbians.

B.C. Recovery Benefit ($62 million): A one-time tax-free payment of up to $1,000 for eligible families and single parents with annual household incomes under $175,000 and up to $500 for eligible individuals earning less than $87,500 annually. The benefit helped individuals and families, including those in receipt of income and disability assistance. The program closed on June 30, 2021 and nearly 2 million applications were approved, benefiting over 2.7 million British Columbians.

COVID-19 Paid Sick Leave ($15 million): Supports for workers to provide three days of paid sick leave related to COVID-19. The Province reimburses employers without an existing sick leave program up to $200 per day for each worker to cover costs. As of September 30, 2021, over 2,883 applications have been approved, benefiting over 7,212 British Columbians. The initial estimates for this program were done at a time of great uncertainty around the pandemic and the effectiveness of the vaccine campaign. The effectiveness of the vaccines and other response measures have resulted in a lower than anticipated demand for this program.

Childcare Health and Safety Grants and K-12 Recovery Plan ($46 million):

•	Health and safety grants to child-care providers for increased cleaning supplies, personal protective equipment, or space enhancement to ensure child-care centres remain safe; and

•	Funding to support health and safety measures, First Nations and Métis students, mental health services, rapid response teams, and to address learning impacts on students in the K-12 sector.

Other Essential Services ($129 million): Funding to ensure continuity of services includes:

•	Continued supports for increased access to overdose prevention services and outreach teams, as well as enhanced drug checking services throughout B.C.

•	Funding to ensure income assistance to people impacted by the pandemic;

•	Justice sector initiatives to support the safe operations of courts through facilitating virtual court proceedings, electronic filing solutions and other system enhancements; and

•	Continued supports for food, agriculture and seafood sectors to safely access and accommodate temporary foreign workers.

Second Quarterly Report 2021/22	| 17

Updated Financial Forecast

Preparing for Recovery

Skills Training and Youth Employment Initiatives ($70 million): Funding to support work-integrated learning, micro-credential training and short-term skills training programs to help re-train people to secure good-paying jobs and strengthen B.C.’s labour force. Funding also supports Indigenous people to gain new skills, transfer their training knowledge to other jobs, and participate in the labour market. Funding is also provided to create targeted employment opportunities for youth including: expansion of the Innovator Skills Initiative; the Recreation Sites and Trails B.C. youth program; the Clean Coast, Clean Waters program; and natural resource sector employment opportunities.

Community Infrastructure Programs and CleanBC Recovery Investments ($70 million): Funding to support CleanBC recovery investments and invest in community infrastructure, including The Centre for Innovation and Clean Energy and the B.C. Parks Infrastructure Investment and Campsite Expansion.

18 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2021 and the 2021/22 full-year forecast.

Table 1.6 2021/22 Operating Statement

	Year-to-Date to September 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Revenue	29,692	33,818	4,126	29,144	58,929	68,207	9,278	62,156
Expense	(29,877)	(31,453)	(1,576)	(29,570)	(67,627)	(68,939)	(1,312)	(67,624)
Surplus (deficit) before forecast allowance	(185)	2,365	2,550	(426)	(8,698)	(732)	7,966	(5,468)
Forecast allowance	-	-	-	-	(1,000)	(1,000)	-	-
Surplus (deficit)	(185)	2,365	2,550	(426)	(9,698)	(1,732)	7,966	(5,468)
Accumulated surplus (deficit) beginning of the year	(38)	2,459	2,497	8,106	(38)	2,459	2,497	7,927
Accumulated surplus(deficit) before comprehensive income	(223)	4,824	5,047	7,680	(9,736)	727	10,463	2,459

Accumulated other comprehensive income from self-supported Crown agencies	821	958	138	808	280	975	695	748
Accumulated surplus (deficit) end of period	598	5,782	5,185	8,488	(9,456)	1,702	11,158	3,207

Second Quarterly Report 2021/22	| 19

Updated Financial Forecast

Table 1.7 2021/22 Revenue by Source

	Year-to-Date to September 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxation
Personal income	5,538	6,476	938	5,342	11,170	14,252	3,082	11,118
Corporate income	2,789	3,105	316	2,934	3,409	4,857	1,448	4,805
Employer health	965	1,047	82	913	1,923	2,085	162	2,156
Sales [1]	4,249	4,387	138	3,684	7,872	8,136	264	7,694
Fuel	491	557	66	467	983	1,030	47	936
Carbon	913	943	30	727	1,985	2,068	83	1,683
Tobacco	417	411	(6)	411	780	780	-	711
Property	1,472	1,496	24	1,228	2,970	3,013	43	2,313
Property transfer	1,177	1,800	623	871	1,975	3,000	1,025	2,098
Insurance premium	357	321	(36)	330	715	650	(65)	652
	18,368	20,543	2,175	16,907	33,782	39,871	6,089	34,166
Natural resource
Natural gas royalties	136	197	61	46	286	667	381	196
Forests	563	806	243	388	1,204	1,433	229	1,304
Other natural resource revenues [2]	532	768	236	445	1,042	1,506	464	903
	1,231	1,771	540	879	2,532	3,606	1,074	2,403
Other revenue
Post-secondary education fees	881	968	87	849	2,508	2,544	36	2,418
Fees and licenses [3]	1,012	1,009	(3)	932	2,129	2,178	49	1,911
Investment earnings	579	580	1	616	1,174	1,283	109	1,264
Miscellaneous [4]	1,618	1,627	9	1,635	3,409	3,479	70	3,136
	4,090	4,184	94	4,032	9,220	9,484	264	8,729

Contributions from the federal government
Health and social transfers	3,970	4,515	545	3,840	7,939	8,534	595	7,743
COVID-19 related funding	152	210	58	1,378	175	322	147	2,603
Other federal government contributions [5]	953	914	(39)	832	2,416	2,639	223	2,548
	5,075	5,639	564	6,050	10,530	11,495	965	12,894
Commercial Crown corporation net income
BC Hydro	40	43	3	10	712	689	(23)	688
Liquor Distribution Branch	588	616	28	613	1,099	1,124	25	1,161
BC Lottery Corporation [6]	268	525	257	186	771	1,095	324	420
ICBC [7]	(28)	444	472	383	154	697	543	1,528
Other [8]	60	53	(7)	84	129	146	17	167
	928	1,681	753	1,276	2,865	3,751	886	3,964
Total revenue	29,692	33,818	4,126	29,144	58,929	68,207	9,278	62,156

[1]	Includes provincial sales tax and social services tax/hotel room tax related to prior years.

[2]	Columbia River Treaty, other energy and minerals, water rental and other resources.

[3]	Healthcare-related, motor vehicle, and other fees.

[4]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

[5]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

[6]	Net of payments to the federal government and 2021/22 is also net of payments under the gaming revenue sharing agreement with First Nations.

[7]	Does not include non-controlling interest.

[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

20 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.8 2021/22 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21 [1]	Budget	Forecast	Variance	2020/21 [1]
Office of the Premier	8	7	(1)	6	15	15	-	11
Advanced Education and Skills Training	1,319	1,298	(21)	1,135	2,592	2,592	-	2,412
Agriculture, Food and Fisheries	60	44	(16)	57	100	100	-	150
Attorney General	625	650	25	352	1,272	1,272	-	1,495
Children and Family Development	1,103	1,078	(25)	886	2,393	2,393	-	2,440
Citizens’ Services	285	305	20	290	604	604	-	665
Education	3,635	3,679	44	3,541	7,132	7,132	-	6,756
Energy, Mines and Low Carbon Innovation	37	39	2	41	109	109	-	252
Environment and Climate Change Strategy	106	132	26	153	301	328	27	708
Finance	518	460	(58)	526	990	1,027	37	1,781
Forests, Lands, Natural Resource Operations and Rural Development	402	817	415	456	888	1,464	576	1,077
Health	11,384	11,192	(192)	10,539	23,873	23,873	-	24,155
Indigenous Relations and Reconciliation	52	74	22	56	179	179	-	314
Jobs, Economic Recovery and Innovation	40	38	(2)	44	79	79	-	251
Labour	8	10	2	9	17	17	-	35
Mental Health and Addictions	6	5	(1)	4	13	13	-	42
Municipal Affairs	225	227	2	487	308	308	-	526
Public Safety and Solicitor General	443	471	28	449	901	957	56	1,057
Social Development and Poverty Reduction	2,132	2,121	(11)	1,821	4,360	4,360	-	4,483
Tourism, Arts, Culture and Sport	94	91	(3)	101	162	162	-	352
Transportation and Infrastructure	473	470	(3)	466	949	949	-	1,232
Total ministries and Office of the Premier	22,955	23,208	253	21,419	47,237	47,933	696	50,194
Management of public funds and debt	667	641	(26)	635	1,340	1,273	(67)	1,246
Contingencies - General programs and CleanBC	-	-	-	-	1,000	1,000	-	-
Pandemic and Recovery Contingencies	-	1,259	1,259	1,664	3,250	3,250	-	2,041
Funding to agencies for capital expenditures	1,075	775	(300)	617	3,448	3,125	(323)	1,974
Refundable tax credit transfers	930	935	5	1,202	1,871	1,932	61	2,358
Legislative Assembly and other appropriations	84	76	(8)	75	174	174	-	207
Total appropriations	25,711	26,894	1,183	25,612	58,320	58,687	367	58,020
Elimination of transactions between appropriations [2]	(4)	(7)	(3)	(8)	(14)	(14)	-	(15)
Prior year liability adjustments	-	-	-	-	-	-	-	(123)
Consolidated revenue fund expense	25,707	26,887	1,180	25,604	58,306	58,673	367	57,882
Expenses recovered from external entities	1,386	1,624	238	1,451	3,535	3,801	266	4,557
Elimination of funding provided to service delivery agencies	(16,039)	(16,360)	(321)	(15,262)	(33,682)	(35,560)	(1,878)	(34,096)
Total direct program spending	11,054	12,151	1,097	11,793	28,159	26,914	(1,245)	28,343
Service delivery agency expense
School districts	3,220	3,205	(15)	2,970	7,482	7,501	19	7,083
Universities	2,595	2,612	17	2,463	5,510	5,840	330	5,272
Colleges and institutes	718	716	(2)	673	1,497	1,532	35	1,431
Health authorities and hospital societies	9,231	9,652	421	8,727	18,271	20,439	2,168	19,252
Other service delivery agencies	3,059	3,117	58	2,944	6,708	6,713	5	6,243
Total service delivery agency expense	18,823	19,302	479	17,777	39,468	42,025	2,557	39,281
Total expense	29,877	31,453	1,576	29,570	67,627	68,939	1,312	67,624

[1]	Restated to reflect government’s current organization and accounting policies.

[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2021/22	| 21

Updated Financial Forecast

Table 1.9 2021/22 Expense by Function

	Year-to-Date to September 30				Full Year
		2021/22		Actual		2021/22		Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Health [1]	12,563	12,546	(17)	11,652	26,106	26,258	152	25,605
Education [2]	7,058	7,027	(31)	6,293	15,805	16,122	317	14,943
Social services	3,450	3,395	(55)	3,308	7,172	7,242	70	7,789
Protection of persons and property	935	988	53	935	1,935	1,993	58	2,258
Transportation	1,062	1,080	18	1,043	2,336	2,345	9	3,360
Natural resources and economic development	1,435	1,860	425	1,465	3,467	3,979	512	4,191
Other	1,370	1,097	(273)	968	2,218	2,316	98	2,841
Contingencies - General programs and CleanBC	-	-	-	-	1,000	1,000	-	-
Pandemic and Recovery Contingencies	-	1,259	1,259	1,664	3,250	3,250	-	-
General government	643	853	210	879	1,531	1,703	172	3,915
Debt servicing	1,361	1,347	(14)	1,363	2,807	2,731	(76)	2,722
Total expense	29,877	31,453	1,576	29,570	67,627	68,939	1,312	67,624

[1]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

[2]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

22 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.10 2021/22 Capital Spending

	Year-to-Date to September 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxpayer-supported
Education
School districts	612	501	(111)	483	1,197	1,175	(22)	944
Post-secondary institutions	485	390	(95)	347	1,263	1,049	(214)	904
Health	651	402	(249)	337	2,245	2,415	170	1,162
BC Transportation Financing Authority	1,023	788	(235)	608	2,162	1,922	(240)	1,285
BC Transit	58	37	(21)	55	113	86	(27)	107
Government ministries	163	149	(14)	99	641	638	(3)	389
Social housing [1]	292	382	90	249	671	675	4	572
Other	66	24	(42)	23	187	181	(6)	65
Total taxpayer-supported	3,350	2,673	(677)	2,201	8,479	8,141	(338)	5,428
Self-supported
BC Hydro	2,336	1,704	(632)	1,552	4,738	4,371	(367)	3,207
Columbia Basin power projects [2]	2	4	2	1	9	7	(2)	7
BC Railway Company	2	2	(0)	1	11	8	(3)	1
ICBC	33	27	(6)	47	68	68	-	100
BC Lottery Corporation	48	13	(35)	18	96	96	-	73
Liquor Distribution Branch	14	11	(3)	10	54	32	(22)	22
Other [3]	-	-	-	-	-	-	-	65
Total self-supported	2,434	1,760	(674)	1,629	4,976	4,582	(394)	3,475
Total capital spending	5,784	4,433	(1,351)	3,830	13,455	12,723	(732)	8,903

[1]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

[3]	Includes post-secondary institutions’ self-supported subsidiaries.

Second Quarterly Report 2021/22	| 23

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2021/22 First Quarterly Report released on September 13, 2021.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
Schools
Centennial Secondary [2]	2017	59	2	61	61	-	-	-
Grandview Heights Secondary	2021	73	10	83	63	-	-	20
New Westminster Secondary	2021	89	18	107	107	-	-	-
Handsworth Secondary	2022	57	12	69	69	-	-	-
Pexsisen Elementary and
Centre Mountain Lellum Middle	2022	39	50	89	89	-	-	-
Quesnel Junior School	2022	15	37	52	52	-	-	-
Sheffield Elementary	2022	8	44	52	47	-	-	5
Stitó:s Lá:lém totí:lt Elementary Middle School	2022	30	24	54	49			5
Burnaby North Secondary	2023	37	71	108	99	-	-	9
Eric Hamber Secondary	2023	22	84	106	94	-	-	12
Victoria High School	2023	27	53	80	77	-	-	3
Cowichan Secondary	2024	7	75	82	80			2
Seismic mitigation program [3]	2030	955	1,071	2,026	2,026	-	-	-
Total schools		1,418	1,551	2,969	2,913	-	-	56

Post-secondary institutions
Simon Fraser University – Energy Systems Engineering Building [2,4]	2019	125	1	126	45	-	45	36
British Columbia Institute of Technology – Health Sciences Centre for Advanced Simulation	2022	60	28	88	66	-	-	22
Simon Fraser University – Student Housing	2022	42	62	104	73	-	-	31
Okanagan College – Student Housing	2023	-	68	68	67	-	-	1
University of Victoria – Student Housing	2023	89	140	229	128	-	-	101
University of Victoria – Engineering & Computer Science Building Expansion	2023	3	87	90	65	-	-	25
British Columbia Institute of Technology – Student Housing	2024	2	112	114	108	-	-	6
Total post-secondary institutions		321	498	819	552	-	45	222

Health facilities
Children’s and Women’s Hospital[2]
– Direct procurement	2020	289	9	298	168	-	-	130
– P3 contract	2018	368	-	368	167	187	-	14
Royal Columbian Hospital – Phase 1[2]	2020	245	6	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm	2021	124	7	131	131	-	-	-
Vancouver General Hospital – Operating Rooms
Renewal – Phase 1	2021	93	9	102	35	-	-	67
Dogwood Complex Residential Care	2022	11	47	58	-	-	-	58
Peace Arch Hospital Renewal	2022	65	26	91	8	-	-	83
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2022	51	25	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Lions Gate Hospital – New Acute Care Facility	2024	4	306	310	144	-	-	166
Stuart Lake Hospital	2024	4	112	116	98	-	-	18
Royal Inland Hospital Patient Care Tower
– Direct procurement	2025	20	109	129	39	-	-	90
– P3 contract	2022	267	21	288	-	164	-	124
Cariboo Memorial Hospital	2026	4	214	218	131	-	-	87
Cowichan District Hospital	2026	13	874	887	605	-	-	282
Dawson Creek & District Hospital	2026	2	376	378	247	-	-	131
Health facilities continued on the next page

24 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2021/22 First Quarterly Report released on September 13, 2021.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns

Health facilities continued
Mills Memorial Hospital	2026	80	543	623	513	-	-	110
Royal Columbian Hospital – Phases 2 & 3	2026	146	1,098	1,244	1,182	-	-	62
Burnaby Hospital Redevelopment - Phase 1 [5]	2027	8	604	612	578	-	-	34
New Surrey Hospital and Cancer Centre	2027	1	1,659	1,660	1,660	-	-	-
St Paul’s Hospital	2027	28	2,146	2,174	1,327	-	-	847
Richmond Hospital	2031	-	861	861	791	-	-	70
Clinical and Systems Transformation	2025	548	155	703	702	-	-	1
iHealth Project – Vancouver Island Health
Authority	2025	111	44	155	55	-	-	100
Total health facilities		2,714	9,251	11,965	8,841	490	-	2,634

Transportation
Highway 91 Alex Fraser Bridge Capacity
Improvements [2]	2019	66	4	70	37	-	33	-
Highway 1 Illecillewaet Four-Laning and Brake Check improvements	2021	66	19	85	69	-	16	-
Highway 1 Lower Lynn Corridor
improvements	2021	172	26	198	77	-	66	55
Highway 99 10-Mile Slide	2021	67	17	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements	2022	40	14	54	40	-	14	-
Highway 14 Corridor improvements	2022	37	40	77	48	-	29	-
Highway 1 Chase Four-Laning	2023	54	166	220	208	-	12	-
Highway 1 Quartz Creek Bridge Replacement	2023	22	99	121	71	-	50	-
Highway 1 RW Bruhn Bridge	2023	28	197	225	134	-	91	-
Highway 1 Salmon Arm West	2023	64	91	155	124	-	31	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements	2023	147	113	260	87	-	82	91
Kootenay Lake ferry service upgrade	2023	26	59	85	68	-	17	-
West Fraser Road Realignment	2023	30	73	103	103	-	-	-
Highway 1 216th - 264th Street widening	2024	21	214	235	99	-	109	27
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2024	-	243	243	161	-	82	-
Highway 1 Kicking Horse Canyon Phase 4 [6]	2024	215	386	601	386	-	215	-
Pattullo Bridge Replacement [7]	2024	370	1,007	1,377	1,076	301	-	-
Broadway Subway [8]	2025	511	2,316	2,827	1,380	450	897	100
Highway 99 Improvements/Steveston Interchange	2025	2	135	137	137	-	-	-
George Massey Crossing	2030	-	4,148	4,148	4,148	-	-	-
Total transportation		1,938	9,367	11,305	8,537	751	1,744	273

Other taxpayer-supported
Nanaimo Correctional Centre Replacement	2024	22	145	167	167	-	-	-
6585 Sussex Ave (Affordable Rental Housing)	2021	41	34	75	43	-	-	32
Stanley New Fountain Hotel (Affordable Rental Housing)	2022	45	24	69	19	-	-	50
13583 81st Ave (Affordable Rental Housing)	2023	6	44	50	37	-	-	13
Crosstown (Supportive Housing Fund)	2023	3	69	72	61	-	-	11
58 W Hastings (Supportive Housing Fund)	2024	1	157	158	61	-	19	78
Clark & 1st Ave (Affordable Rental Housing)	2024	6	103	109	75	-	-	34
Royal BC Museum – Collections and Research Building	2025	19	206	224	224	-	-	-
Total other		143	782	924	687	-	19	218
Total taxpayer-supported		6,534	21,449	27,982	21,530	1,241	1,808	3,403

Second Quarterly Report 2021/22	| 25

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2021/22 First Quarterly Report released on September 13, 2021.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns

Power generation and transmission
BC Hydro
–John Hart generating station replacement [2]	2019	978	1	979	979	-	-	-
–Bridge River 2 units 5 and 6 upgrade project [2]	2019	75	-	75	75	-	-	-
–South Fraser transmission relocation project [9]	TBD	27	49	76	76	-	-	-
–Supply Chain Applications project [2]	2020	68	1	69	69	-	-	-
–Fort St. John and Taylor Electric Supply [2]	2020	51	1	52	52	-	-	-
–UBC load increase stage 2 project [2]	2020	51	5	56	56	-	-	-
–Peace Region Electricity Supply (PRES) project [2,10]	2021	212	4	216	216	-	TBD	-
–LNG Canada load interconnection project [2]	.2021	77	5	82	58	-	-	24
– Downtown Vancouver Electricity Supply: West End strategic property purchase	2021	68	13	81	81	-	-	-
– Bridge River 2 upgrade units 7 and 8 project	2021	69	16	85	85	-	-	-
– Wahleach refurbish generator project	2022	32	19	51	51	-	-	-
– Mica replace units 1 to 4 generator transformers project	2022	55	25	80	80	-	-	-
– G.M. Shrum G1 to 10 control system upgrade	2022	58	17	75	75	-	-	-
– Mount Lehman substation upgrade project	2023	37	21	58	58	-	-	-
– Street light replacement program	2023	21	54	75	75	-	-	-
– 5L063 Telkwa relocation project	2023	21	45	66	66	-	-	-
– Mica modernize controls project	2023	35	21	56	56	-	-	-
– Capilano substation upgrade project	2024	22	65	87	87	-	-	-
– Vancouver Island radio system project	2024	29	24	53	53	-	-	-
– Sperling substation (SPG) metalclad switchgear
replacement project	2025	10	44	54	54	-	-	-
–Natal - 60-138 kV switchyard upgrade project	2025	4	80	84	84	-	-	-
–Site C project [11]	2025	7,857	8,143	16,000	16,000	-	-	-
Total power generation and transmission		9,857	8,653	18,510	18,486	-	-	24

Other self-supported
Enhanced Care Coverage Program (ICBC)	2022	89	4	93	93	-	-	-
Total self-supported		9,946	8,657	18,603	18,579	-	-	24
Total $50 million projects		16,480	30,106	46,585	40,109	1,241	1,808	3,427

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.

[4]	Simon Fraser University and private donors contributed $26 million toward the project, and the university also contributed land valued at $10 million.

[5]	The concept plan for Phase 2 of the Burnaby Hospital Redevelopment has been approved. Financial information will be added to the table upon business case approval.

[6]	Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.

[7]	Pattullo Bridge forecasted to open to the public in 2024 with old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items.

[8]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

[9]	BC Hydro is assessing crossing options given the recent Government announcement regarding the replacement of the George Massey tunnel.

[10]	The total cost represents the gross cost of the project and has not been netted for Federal Government contributions. The Federal Government’s contribution amount is dependent on the final actual project costs and what costs are eligible under the agreement.

[11]	The approved updated cost estimate for the Site C project is $16 billion, with a one year delay to 2025 for the project full in-service date. BC Hydro continues to review the updated cost estimate, along with risks, further to recommendations in the Milburn Report. Site C project total anticipated cost and project cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

26 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.12 2021/22 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxpayer-supported debt
Provincial government
Operating	11,869	6,745	(5,124)	5,338	14,939	6,044	(8,895)	8,746
Capital [2]	35,510	34,724	(786)	34,518	37,180	37,216	36	33,872
Total provincial government	47,379	41,469	(5,910)	39,856	52,119	43,260	(8,859)	42,618
Taxpayer-supported entities
BC Transportation Financing Authority	14,490	13,951	(539)	12,759	15,538	15,104	(434)	13,321
Health authorities and hospital societies	1,844	1,847	3	1,808	1,841	1,870	29	1,875
Post-secondary institutions	850	929	79	808	858	906	48	882
Social housing [3]	922	849	(73)	274	990	916	(74)	770
Other	294	267	(27)	299	296	292	(4)	284
Total taxpayer-supported entities	18,400	17,843	(557)	15,948	19,523	19,088	(435)	17,132
Total taxpayer-supported debt	65,779	59,312	(6,467)	55,804	71,642	62,348	(9,294)	59,750
Self-supported debt	28,905	28,111	(794)	26,934	30,238	29,653	(585)	27,350
Total debt before forecast allowance	94,684	87,423	(7,261)	82,738	101,880	92,001	(9,879)	87,100
Forecast allowance	-	-	-	-	1,000	1,000	-	-
Total provincial debt	94,684	87,423	(7,261)	82,738	102,880	93,001	(9,879)	87,100

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.

[3]	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. BC Housing Management Commission has been approved for up to $2 billion for future borrowing to fund investments in affordable housing through HousingHub. The debt forecast reflects projects that have been approved as of September 2021.

Second Quarterly Report 2021/22	| 27

Updated Financial Forecast

Table 1.13 2021/22 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2021	2021	2022
Financial assets:
Cash and temporary investments	6,560	5,935	2,454
Other financial assets	15,399	16,634	16,113
Sinking funds	492	507	515
Investments in commercial Crown corporations:
Retained earnings	9,623	10,336	11,241
Recoverable capital loans	26,301	27,098	28,420
	35,924	37,434	39,661
Total financial assets	58,375	60,510	58,743
Liabilities:
Accounts payable and accrued liabilities	13,092	11,613	13,426
Deferred revenue	12,185	14,322	12,935
Debt:
Taxpayer-supported debt	59,750	59,312	62,348
Self-supported debt	27,350	28,111	29,653
Forecast allowance	-	-	1,000
Total provincial debt	87,100	87,423	93,001
Add: debt offset by sinking funds	492	507	515
Less: guarantees and non-guaranteed debt	(1,335)	(1,314)	(1,237)
Financial statement debt	86,257	86,616	92,279
Total liabilities	111,534	112,551	118,640
Net liabilities	(53,159)	(52,041)	(59,897)
Capital and other non-financial assets:
Tangible capital assets	52,781	54,172	58,237
Other non-financial assets	3,585	3,651	3,362
Total capital and other non-financial assets	56,366	57,823	61,599
Accumulated surplus (deficit)	3,207	5,782	1,702

Changes in Financial Position
	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2021	2022
Deficit/(Surplus) for the period	(2,365)	1,732
Comprehensive income (increase) decrease	(210)	(227)
Decrease (increase) in accumulated surplus	(2,575)	1,505
Capital and other non-financial asset changes:
Taxpayer-supported capital investments	2,673	8,141
Less: amortization and other accounting changes	(1,282)	(2,685)
Increase in net capital assets	1,391	5,456
Increase (decrease) in other non-financial assets	66	(223)
Increase in capital and other non-financial assets	1,457	5,233
Increase (decrease) in net liabilities	(1,118)	6,738
Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	713	1,618
Self-supported capital investments	1,760	4,582
Less: loan repayments and other accounting changes	(963)	(2,463)
Increase in investment in commercial Crown corporations	1,510	3,737
Increase (decrease) in cash and temporary investments	(625)	(4,106)
Increase (decrease) in other working capital	592	(347)
Increase (decrease) in Investment and working capital	1,477	(716)
Increase in financial statement debt	359	6,022
Decrease in sinking fund debt	(15)	(23)
Decrease in guarantees and non-guaranteed debt	(21)	(98)
Increase in total provincial debt	323	5,901

28 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Personal income tax *	11,170	13,340	14,252
Current calendar year assumptions
Household income growth	0.8%	4.4%	4.4%	+/- 1 percentage point change in
Compensation of employees growth	4.5%	8.6%	8.6%	2021 B.C. household income growth
Tax base growth	0.0%	4.0%	3.5%	equals +/- $100 to $120 million
Average tax yield	5.53%	5.81%	6.03%
Current-year tax	10,819	11,978	12,343
Prior year’s tax assessments	450	450	460
Unapplied taxes	100	100	100
B.C. Tax Reduction	(185)	(190)	(195)
Non-refundable B.C. tax credits	(114)	(114)	(115)
Policy neutral elasticity **	1.2	1.1	0.9	+/- 0.5 change in 2021 B.C.
Fiscal year assumptions				policy neutral elasticity
Prior-year adjustment		1,009	1,557	equals -/+ $40 to $50 million
2020 Tax-year	2020 Assumptions
Household income growth	4.9%	5.5%	7.0%	+/- 1 percentage point change in 2020
Tax base growth	4.9%	6.3%	6.1%	B.C. household or taxable income
Average 2020 tax yield	5.48%	5.76%	6.00%	growth equals +/- $120 to $140 million
2020 tax	10,720	11,420	11,870	one-time effect
2019 & prior year’s tax assessments	470	500	530	(prior-year adjustment)
Unapplied taxes	100	100	100	and could result in an
B.C. Tax Reduction	(190)	(200)	(205)	additional +/- $100 to $120 million
Non-refundable B.C. tax credits	(104)	(104)	(123)	base change in 2021/22
Policy neutral elasticity **	1.0	2.1	2.3
* Reflects information as at November 9, 2021
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	3,409	4,643	4,857
Components of revenue (fiscal year)
Installments – subject to general rate	4,226	4,965	4,968
Installments – subject to small business rate	257	302	307
Non-refundable B.C. tax credits	(112)	(112)	(128)
Advance installments	4,371	5,155	5,147
Prior-year settlement payment	(962)	(512)	(290)
Current calendar year assumptions
National tax base ($ billions)	356.4	376.8	376.8	+/- 1% change in the 2021
B.C. installment share of national tax base	13.3%	14.3%	14.4%	national tax base equals
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0	+/- $40 to $50 million
Share of the B.C. tax base subject to the
small business rate	26.8%	26.8%	27.1%	+/- 1 percentage point change in the
B.C. tax base growth (post federal measures)	10.1%	10.0%	10.0%	2021 small business share equals
B.C. net operating surplus growth	9.2%	14.9%	14.9%	-/+ $40 to $50 million
2020 Tax-year	2020 Assumptions
B.C. tax base growth (post federal measures)	-4.0%	6.0%	6.4%
Share of the B.C. tax base subject to
small business rate	27.3%	27.3%	27.6%	+/- 1% change in the 2020 B.C. tax base
B.C. net operating surplus growth	-13.6%	-8.1%	19.1%	equals +/- $40 to $50 million one-time effect
Gross 2020 tax	4,378	4,829	4,862	(prior-year adjustment) and could result in an
Prior-year settlement payment	(962)	(512)	(290)	additional installments payments of
Prior years losses/gains (included in above)	(300)	(300)	(100)	+/- $60 to $70 million in 2021/22
Non-refundable B.C. tax credits	(105)	(105)	(117)

* Reflects information as at November 9, 2021

Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2021/22 installments from the federal government reflects two-third of payments related to the 2021 tax year (paid during Apr-July 2021 and adjusted in Sept and Dec) and one-third of 2022 payments. Installments for the 2021 (2022) tax year are based on B.C.’s share of the national tax base for the 2020 (2021) tax year and a forecast of the 2021 (2022) national tax base. B.C.’s share of the 2019 national tax base was 14.1%, based on tax assessments as of December 31, 2020. Cash adjustments for any under/over payments from the federal government in respect of 2020 will be received/paid on March 31, 2022.

ð

Second Quarterly Report 2021/22	| 29

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Employer health tax	1,923	2,050	2,085
Compensation of employees growth	4.5%	8.6%	8.6%	+/- 1 percentage point change in the 2021 compensation
				of employees growth equals up to +/- $20 million
Provincial sales tax	7,872	7,936	8,136
Provincial sales tax base growth (fiscal year)	5.0%	10.3%	10.3%	+/- 1 percentage point change in the
Calendar Year nominal expenditure				2021 consumer expenditure growth
Consumer expenditures on durable goods	2.6%	17.9%	17.9%	equals up to +/- $20 million
Consumer expenditures on goods and services	5.3%	6.6%	6.6%
Business investment	5.6%	15.9%	15.9%
Other	7.8%	12.0%	12.0%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the
Consolidated Revenue Fund	7,867	7,931	8,131	2021 business investment growth
BC Transportation Financing Authority	5	5	5	equals up to +/- $10 million
Fuel and carbon taxes	2,968	3,062	3,098
Calendar Year
Real GDP	4.4%	6.0%	6.0%
Gasoline volumes	5.0%	5.0%	8.0%
Diesel volumes	5.0%	5.0%	10.0%
Natural gas volumes	5.0%	5.0%	5.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	45	45	45
Natural gas (cents/gigajoule)	223.47¢	223.47¢	223.47¢
Gasoline (cents/litre)	9.96¢	9.96¢	9.96¢
Light fuel oil (cents/litre)	11.71¢	11.710¢	11.71¢

Components of revenue *
Consolidated Revenue Fund	528	539	559
BC Transit	18	17	18
BC Transportation Financing Authority	437	438	453
Fuel tax revenue	983	994	1,030
Carbon tax revenue	1,985	2,068	2,068
Property taxes	2,970	3,012	3,013
Calendar Year
Consumer Price Index	1.7%	2.4%	2.4%	+/- 1 percentage point change in
Housing starts (units)	34,500	46,000	46,000	2021 new construction & inflation
Home owner grants (fiscal year)	887	873	873	growth equals up to +/- $20 million in
Components of revenue				residential property taxation revenue
Residential (net of home owner grants)	1,167	1,184	1,184
Speculation and vacancy	80	80	80
Non-residential	1,371	1,367	1,367	+/- 1% change in 2021 total
Rural area	129	129	129	business property assessment
Police	36	36	36	value equals up to +/- $15 million
BC Assessment Authority	101	126	126	in non-residential property
BC Transit	86	90	91	taxation revenue
Other taxes	3,470	3,765	4,430
Calendar Year
Population	0.6%	0.9%	0.9%
Residential sales value	8.0%	38.7%	38.7%
Real GDP	4.4%	6.0%	6.0%
Nominal GDP	6.4%	11.0%	11.0%
Components of revenue				+/- 1% change to 2021 residential
Property transfer	1,975	2,335	3,000	sales value equals +/- $15 million
Additional Property Transfer Tax (included in above)	99	105	105	in property transfer revenue,
Tobacco	780	780	780	depending on property values
Insurance premium	715	650	650

ð

30 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	825	1,242	1,674
Natural gas price				+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.48	1.79	2.28	price equals +/- $40 to $60 million,
Sumas, $US/MMBtu	2.79	2.89	3.20	including impacts on production
Natural gas production volumes				volumes and royalty program
Billions of cubic metres	60.3	56.9	58.5	credits, but excluding any
Petajoules	2,505	2,362	2,428	changes from natural gas liquids
Annual per cent change	8.9%	2.6%	5.5%	revenue (e.g. butane, pentanes)
				Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	48.38	68.11	69.31	significantly at different price levels
				+/- 1% change in natural gas
Auctioned land base (000 hectares)	-	6	6	volumes equals +/- $3 million
Average bid price/hectare ($)	-	660	660	in natural gas royalties
Cash sales of Crown land tenures	-	4	4	+/- 1 cent change in the exchange rate
Metallurgical coal price ($US/tonne, fob Australia)	136	158	192	equals +/-$3 million in natural gas royalties
Copper price ($US/lb)	3.52	4.17	4.17
Annual electricity volumes set by treaty	3.8	3.8	3.8	+/- $10/bbl change in petroleum price
(million mega-watt hours)				equals +/- $6 million in petroleum royalties
Mid-Columbia electricity price	36.98	69.89	65.18	+/- 21% change in natural gas liquids
($US/mega-watt hour)				(equivalent to +/- $10/bbl oil price) prices
				equals +/- $40 to $50 million in natural gas
Exchange rate (US¢/C$, calendar year)	79.0	81.1	79.8	liquids royalties
Components of revenue
Bonus bid auctions:				+/- US$20 change in the average
Deferred revenue	91	91	91	metallurgical coal price
Current-year cash (one-tenth)	-	-	-	equals +/- $50 to $80 million
Fees and rentals	50	52	50	+/- 10% change in the average
Total bonus bids, fees and rentals	141	143	141	Mid-Columbia electricity price
Natural gas royalties after deductions and allowances	286	458	667	equals +/- $15 million
Petroleum royalties	21	31	30
Columbia River Treaty electricity sales	161	310	294	Based on a recommendation
Oil and Gas Commission fees and levies	71	63	63	from the Auditor General to be
Coal, metals and other minerals revenue:				consistent with generally
Coal tenures	8	8	5	accepted accounting principles,
Net coal mineral tax	29	84	323	bonus bid revenue recognition
Net metals and other minerals tax	49	86	92	reflects ten-year deferral of
Recoveries relating to revenue sharing payments to First Nations	41	41	41	cash receipts from the sale of Crown land tenures
Miscellaneous mining revenue	18	18	18
Total coal, metals and other minerals revenue	145	237	479

Gross royalties prior to deductions and allowances
Gross natural gas revenue	625	882	1,360
Gross natural gas liquids royalties revenue	439	639	741

Royalty programs and infrastructure credits
Deep drilling	(514)	(782)	(1,109)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(71)	(72)	(83)
Total	(585)	(854)	(1,192)
Implicit average natural gas royalty rate	7.7%	10.8%	12.0%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.
* Reflects information as at October 28, 2021.

ð

Second Quarterly Report 2021/22	| 31

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Forests *	1,204	1,434	1,433
Prices (calendar year average)				+/- US$50 change in SPF
SPF 2x4 ($US/thousand board feet)	650	900	870	price equals +/- $125 to $175 million

Crown harvest volumes (million cubic metres)
Interior	35.0	35.0	33.1	+/- 10% change in Interior
Coast	11.0	11.0	9.4	harvest volumes equals
Total	46.0	46.0	42.5	+/- $80 to $90 million
B.C. Timber Sales (included in above)	10.0	10.0	9.9	+/- 10% change in Coastal
				harvest volumes equals
Stumpage rates ($Cdn/cubic metre)				+/- $20 to $25 million
Total stumpage rates	24.21	29.21	31.23	+/- 1 cent change in
				exchange rate equals
Components of revenue				+/- $20 to $30 million in
Timber tenures (net of revenue sharing recoveries)	744	925	889	stumpage revenue
Recoveries relating to revenue sharing payments
to First Nations	46	46	46
B.C. Timber Sales	344	393	413	The above sensitivities relate
Logging tax	30	30	45	to stumpage revenue only.
Other CRF revenue	30	30	30
Recoveries	10	10	10
* Reflects information as at November 3, 2021

Other natural resource	503	503	499
Components of revenue
Water rental and licences*	430	431	427	+/- 5% change in water
Recoveries	50	50	50	power production equals
Angling and hunting permits and licences	10	9	9	+/- $15 to $20 million
Recoveries	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.
Total natural resource recoveries relating to revenue sharing payments to First Nations	88	88	88	Revenue sharing from natural gas royalties, mineral tax and forest stumpage revenues.
Other revenue	9,220	9,388	9,484
Components of revenue
Fees and licences
Motor vehicle licences and permits	578	602	607
International student health fees	70	66	65
Other Consolidated Revenue Fund	448	453	465
Summary consolidation eliminations	(14)	(14)	(15)
Ministry vote recoveries	187	187	187
Taxpayer-supported Crown corporations	155	171	175
Post-secondary education fees	2,508	2,563	2,544
Other healthcare-related fees	437	442	426
School Districts	268	268	268
Investment earnings
Consolidated Revenue Fund	98	94	85
Fiscal agency loans & sinking funds earnings	863	865	869
Summary consolidation eliminations	(43)	(40)	(41)
Taxpayer-supported Crown corporations	30	31	38
SUCH sector agencies	226	286	332
Sales of goods and services
SUCH sector agencies	704	686	809
BC Infrastructure Benefits Inc	120	120	57
Other taxpayer-supported Crown corporations	180	183	186
Miscellaneous	2,405	2,425	2,427

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32 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Health and social transfers	7,939	8,496	8,534
National Cash Transfers
Canada Health Transfer (CHT)	43,126	43,126	43,126
Annual growth	3.0%	3.0%	3.0%
Canada Social Transfer (CST)	15,474	15,474	15,474
B.C.’s share of national population (June 1)	13.548%	13.573%	13.622%	+/- 0.1 percentage point change in B.C.’s population share equals
B.C. health and social transfers revenue				+/- $60 million
CHT	5,843	5,854	5,875
CST	2,096	2,100	2,108
Prior-year adjustments:
CHT	-	-	7
CST	-	-	2
Helping Health Care Systems Recover funding	-	542	542

Other federal contributions	2,591	2,947	2,961
Components of revenue
COVID-19 related funding:
Financial Assistance Agreement to Support Closure and Restoration of Oil and Gas
Sites in British Columbia	40	53	53
Long term care facilities		134	134
Canada’s COVID-19 Immunization Plan	135	135	135
Total	175	322	322
Disaster Financial Assistance Arrangements	-	-	3
B.C.’s share of the federal cannabis excise tax	50	60	60
Low Carbon Economy Leadership Fund	13	13	13
Other Consolidated Revenue Fund	153	152	149
Vote Recoveries:
Labour Market Development Agreement	339	339	339
Labour Market and Skills Training Program	191	191	191
Home Care	122	122	122
Mental Health	81	81	81
Low Carbon Economy Leadership Fund	28	28	28
Canada-Wide Early Learning and Child Care Agreement	-	87	87
Early Childhood Development and Child Care Services	41	41	41
Child Safety, Family Support, Children in Care and with special needs	93	93	93
Policing and Security	10	10	10
Public Transit	88	88	88
Local government services and transfers	191	191	191
Other recoveries	110	110	110
Taxpayer-supported Crown corporations	265	290	288
Post-secondary institutions	527	610	625
Other SUCH sector agencies	114	119	120
Service delivery agency direct revenue	7,682	7,988	8,118
School districts	705	719	719
Post-secondary institutions	4,189	4,400	4,595
Health authorities and hospital societies	1,023	1,047	1,042
BC Transportation Financing Authority	531	522	523
Other service delivery agencies	1,234	1,300	1,239

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Second Quarterly Report 2021/22	| 33

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Commercial Crown corporation net income	2,865	3,336	3,751
BC Hydro	712	704	689	Sensitivities impacts shown below are before regulatory account transfers
Reservoir water inflows	100%	102%	102%	+/-1% in hydro generation equals +/- $10 million
Mean gas price	3.08	2.99	2.99	+/-10% equals +/-$0.4 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices	30.83	36.47	36.47	+/-10% change in electricity trade margin equals
(Mid-C, $US/MWh)				+/- $15 million

ICBC	154	471	697
Vehicle growth	1.8%	1.8%	2.6%	+/-1% equals +/-$51 million
Current claims cost percentage change	-13.0%	7.2%	4.5%	+/-1% equals +/-$39 million
Unpaid claims balance ($ billions)	14.0	13.7	14.2	+/-1% equals +/-$142 to $155 million
Investment return	2.3%	3.8%	4.1%	+/-1% return equals +/-$206 to $212 million
Loss ratio	86.3%	86.2%	83.3%

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34 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Advanced Education and Skills Training	2,592	2,592	2,592
Student spaces in public institutions	206,513	206,513	206,513	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs. Current year forecast to be updated at Q3 to align with PSI reporting, consistent with past practice.

Attorney General	1,272	1,272	1,272
New cases filed/processed	242,000	210,000	216,000	The number of criminal cases proceeded on by the provincial and federal Crown (does NOT include Court Appeal), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
(# for all courts)

Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.

Children and Family Development	2,393	2,393	2,393
Average children-in-care	5,160	5,124	5,124	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $2.4 million (excluding Delegated Aboriginal Agencies).
caseload (#)
Average annual residential	92,137	94,547	94,547
cost per child in care ($)

Education	7,132	7,132	7,132
Public School Enrolment (# of FTEs)	567,675	571,838	571,839	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2020 for the 2020/21 school year and projected enrolment for February and May 2021 for Distributed Learning and Adults. Projections for 2021/22 and 2022/23 are based on the Ministry of Education’s enrolment forecasting model as at July 2021.
School age (K-12)	541,741	546,997	546,997
Continuing Education	962	917	917
Distributed Learning (online)	15,460	14,357	14,357
Summer	7,279	7,279	7,279
Adults	2,233	2,288	2,288

Forests, Lands, Natural Resource
Operations and Rural Development	888	1,633	1,464
BC Timber Sales	234	234	234	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	136	881	712	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires

Health	23,873	23,873	23,873
Pharmacare	1,470	1,470	1,470	A 1% change in PharmaCare utilization or prices affects costs by approximately $13 million.

Medical Services Plan (MSP)	5,550	5,550	5,550	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $35 million.

Regional Services	16,536	16,536	16,536

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Second Quarterly Report 2021/22	| 35

Updated Financial Forecast

Table 1.15 Material Assumptions - Expense (continued)
	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Public Safety and Solicitor General	901	934	957
Policing, Victim Services and Corrections	744	744	744	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	36	69	92	For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs.

Social Development and Poverty Reduction	4,360	4,360	4,360
Temporary Assistance	43,800	60,189	54,823	The expected-to-work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
annual average caseload (#)

Disability Assistance	116,800	119,207	118,526	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
annual average caseload (#)

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	22,470	22,460	22,450	The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average cost per client ($)	52,800	52,800	52,800
Personal Supports Initiative (PSI)
Average caseload (#)	2,690	2,680	2,650
Average cost per client ($)	15,100	15,100	15,200

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36 |	Second Quarterly Report 2021/22

Updated Financial Forecast

Table 1.15 Material Assumptions - Expense (continued)
	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2021/22	Forecast	Forecast	2021/22 Sensitivities
Tax Transfers	1,871	1,915	1,932
Individuals	876.0	918.0	988.0
Climate Action Tax Credit	312.0	312.0	325.0	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Child Opportunity Benefit	410.0	410.0	425.0
Sales Tax	57.5	57.5	12.5
Small Business Venture Capital	30.0	30.0	35.0
BC Senior’s Home Renovation	3.0	3.0	3.0	Changes in 2020 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2021/22. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.
Other tax transfers to individuals	63.5	105.5	187.5

Corporations	995.0	997.0	944.0
Film and Television	117.5	117.5	91.3
Production Services	666.7	668.5	666.8
Scientific Research & Experimental
Development	101.3	101.3	101.2
Interactive Digital Media	71.3	71.3	35.0
Mining Exploration	20.0	20.0	31.3
Other tax transfers to corporations	18.2	18.4	18.4

Prior-year adjustment (included above)*
Individuals		34.5	38.5
Corporations		-	(42.5)

2020 Tax-year	2020 Assumptions
Tax Transfers	1,670.0	1,702.0	1,657.0
Individuals	647.0	679.0	674.0
Corporations	1,023.0	1,023.0	983.0
Film and Television	120.0	120.0	100.0
Production Services	695.0	695.0	695.0
Scientific Research & Experimental
Development	95.0	95.0	95.0
Interactive Digital Media	75.0	75.0	50.0
Other tax transfers to corporations	38.0	38.0	43.0

*2021/22 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,340	1,309	1,273
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $30.9 million; $100 million increase in debt level equals $2.1 million.
Short-term	0.20%	0.21%	0.19%
Long-term	2.53%	2.96%	2.76%
CDN/US exchange rate (cents)	126.2	122.2	124.9
Service delivery agency net spending	7,888	8,160	8,243
School districts	576	574	574
Post-secondary institutions	4,181	4,306	4,444
Health authorities and hospital societies	965	1,025	1,024	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
BC Transportation Financing Authority	1,467	1,459	1,459
BC Infrastructure Benefits Inc.	120	120	57
Other service delivery agencies	579	676	685

Second Quarterly Report 2021/22	| 37

Updated Financial Forecast

Table 1.16 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2021/22	2021/22	Change	2020/21
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	32,750	33,400	650	32,444
Service delivery agencies [2]	6,910	7,019	109	6,042
Total FTEs	39,660	40,419	759	38,486

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

38 |	Second Quarterly Report 2021/22

PART 2 | ECONOMIC REVIEW AND OUTLOOK 1

Summary

The economy has continued to rebound from last year’s 3.4 per cent decline, supported by the continued reopening of the economy, easing of restrictions, a strong vaccination program, and ongoing government emergency response programs. However, the economy has faced headwinds since the release of the First Quarterly Report. Movement to Step 4 of BC’s Restart Plan has been delayed and there continues to be a high degree of uncertainty regarding the path of recovery for high-contact industries and the evolution of the pandemic. The Ministry of Finance (Ministry) will update its economic outlook in Budget 2022.

At the time of the First Quarterly Report, an average of six private sector forecasters (a subset of the Economic Forecast Council) anticipated that B.C.’s real GDP would expand by 6.3 per cent in 2021 and 4.3 per cent in 2022. The Ministry’s forecast from the First Quarterly Report for B.C. economic growth of 6.0 per cent in 2021 and 4.0 per cent in 2022 was prudent compared to the private sector outlook at the time.

The private sector outlook for B.C. in 2021 and 2022 has weakened since August, when the First Quarterly Report was developed. As of November 9, 2021, the private sector now projects B.C.’s annual real GDP growth to be 5.5 per cent in 2021 and 4.2 per cent in 2022. Private sector analysts have downgraded the outlooks of all Canadian provinces since August; however, B.C. is still expected to be among the leaders in provincial economic growth in 2021 and 2022.

Chart 2.1 Ministry’s Outlook for B.C. Compared to Private Sector

The reduction in the private sector outlook reflects weaker than expected Canadian GDP data for the April to June quarter, supply-chain disruptions and rising inflation, lower expected growth among major international trading partners, as well as rising COVID-19 case counts and targeted health restrictions in B.C.

1 Reflects data available as of November 9, 2021, unless otherwise indicated.

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ECONOMIC REVIEW AND OUTLOOK

In preparation for Budget 2022, the Minister of Finance will meet with members of the independent Economic Forecast Council on December 3, 2021 to obtain their views on the economic outlook. A revised economic forecast will then be developed by the Ministry and published in Budget 2022.

British Columbia Economic Activity

B.C.’s economic performance in 2021 has recovered from the worst effects of the pandemic on the economy, but the recovery has been uneven and has faced challenges such as supply-chain disruptions, slow non-residential permitting activity, and elevated COVID-19 case counts. Year-to-date data indicates strong growth in retail sales, housing activity, exports and manufacturing shipments, and strengthening of the labour market. Despite year-to-date strength, housing activity and manufacturing shipments have both moderated in recent months.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2021	Jul. to Sep. 2021	Jan. to Sep. 2021
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2021	Apr. to Jun. 2021	Jan. to Sep. 2020
		Per cent change
Employment	+0.1	+1.4	+7.4
Manufacturing shipments[1]	+5.5	-9.0	+27.0
Exports	+12.4	-0.6	+37.5
Retail sales[1]	+0.4	-0.2	+17.9
Housing starts	-6.4	-9.0	+34.0
Non-residential building permits	+4.5	-19.8	-9.0

[1] Data to August

Labour Market

The labour market continued to strengthen throughout the summer and fall since total employment surpassed pre-pandemic levels in June; however, the rebound remains uneven across industries. Year-to-date to October, B.C. employment was up by 7.1 per cent (+176,360 jobs) compared to the same period one year ago, led by job gains in the service sector (+8.7 per cent). While there were 64,400 more people employed in the service sector in October 2021 than in February 2020 (+3.0 per cent), some service industries that were heavily impacted by social distancing and travel restrictions have not regained their job losses, such as accommodation and food services (-26,500 jobs), other services (-11,600 jobs), and business, building and other support services (-10,500 jobs). Similarly, the goods sector has not fully recovered from its employment losses due to the pandemic, with 13,500 fewer jobs (-2.7 per cent) in October 2021 compared to February 2020 driven by lower employment in construction (-31,300 jobs). Compared to February 2020, full-time employment in October 2021 surpassed pre-pandemic levels for the first time (+1.1 per cent) and part-time employment was 5.1 per cent (+28,300 jobs) higher.

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ECONOMIC REVIEW AND OUTLOOK

The unemployment rate in B.C. was 5.6 per cent in October 2021, down from 13.4 per cent following the onset of the COVID-19 pandemic, but was still higher than February 2020’s 5.1 per cent. Year-to-date to October, B.C.’s unemployment rate averaged 6.7 per cent, which was 2.7 percentage points lower than its average over the same period last year. Supplemental Labour Force Survey data available since July 2020 shows that visible minorities in B.C. have experienced persistently higher unemployment rates than British Columbians who are neither Indigenous nor part of a group designated as a visible minority.

B.C.’s long-term unemployment has trended down since the peak observed in February 2021, but long-term unemployment remains high by historical standards. Long-term unemployment is associated with the risks of skill erosion and labour market detachment. Meanwhile, B.C.’s labour force rose by 4.1 per cent year-to-date to October 2021, reflecting population growth and an increase in the year-to-date labour force participation rate to 65.4 per cent from 63.5 per cent.

Chart 2.2 B.C. Employment

Employee compensation (aggregate wages, salaries and employers’ social contributions) in B.C. in the first six months of 2021 was 10.2 per cent higher than the same period of 2020 and was 5.2 per cent higher in June 2021 relative to February 2020. This reflects base-year2 effects of pandemic lows in 2020 and improvements in the labour market, while employment levels for high-wage workers have remained strong in 2020 and 2021.

[2]	Year-to-date and year-over-year growth rates compare economic activity in 2021 to 2020. For many economic indicators, activity was low at the onset of the COVID-19 pandemic in 2020. The base year effect refers to the higher than normal growth rates observed when comparing 2021 activity levels against the 2020 lows.

Second Quarterly Report 2021/22	| 41

ECONOMIC REVIEW AND OUTLOOK

Consumer Spending and Housing

Consumer spending on goods expanded modestly through the spring and summer of 2021, following rapid growth in the winter months. Housing activity remains above historical levels but has tapered off from record highs observed in the spring of this year. Spending activity continued to be supported by extended government emergency response programs, low interest rates, and rising vaccination rates. In addition, higher-wage workers were more likely to retain employment and maintain their income levels during the pandemic, which also supported housing activity. Base-year effects also contributed to the strong performance against low activity levels observed last year at the onset of the pandemic.

Year-to-date to August 2021, B.C. nominal retail sales were up 17.9 per cent compared to the same period in 2020. Underlying the headline growth figure were increases in all major categories, driven by purchases at motor vehicles and parts dealers (+33.6 per cent), building material and garden equipment and supplies dealers (+27.1 per cent), as well as gasoline stations (+23.6 per cent). Growth of sales at food and beverage stores (+0.9 per cent), a category that led last year’s rebound, has softened in the first eight months of 2021 compared to the same period a year earlier.

Chart 2.3 B.C. Retail Sales

While retail trade data offers a clear and detailed indication of consumer spending on goods, there is a lack of timely comprehensive data for consumer spending on services at the provincial level. In 2020, nominal consumer spending on services in B.C. declined by 5.2 per cent, and more recent national data and sector-specific data show continued weakness in 2021, with some signs of improvement at the end of the summer. National data shows that nominal consumer spending on services in the April to June quarter (second quarter) of 2021 was still below pre-pandemic levels. However, sales at food services and drinking places in B.C., a component of the service sector, rebounded from June to August 2021, as venues reopened. In August 2021, sales at food services and drinking places were 1.5 per cent above pre-pandemic levels.

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ECONOMIC REVIEW AND OUTLOOK

Similar to the strength and resilience observed in spending on goods, surveys suggest an improvement in consumer confidence, despite increased COVID-19 cases in the fall months and targeted restrictions in parts of the province. The Conference Board of Canada’s consumer confidence index for B.C. averaged 129.0 points in the first ten months of this year and was 36.3 points higher than the same period one year ago. The consumer confidence reading in October is the second time the index has surpassed pre-pandemic levels. The Bank of Canada’s latest Canadian Survey of Consumer Expectations, released in October 2021, noted that Canadian consumer expectations for spending growth remained high, reflecting comfort in resuming regular activities, as well as extra savings and pent-up demand.

Monthly B.C. home sales reached a record high in March 2021, but have declined by 35.2 per cent in the following six months as the housing market began to ease from significant increases in activity observed in prior months. Despite the decline, monthly B.C. MLS home sales in September 2021 remained at higher levels than were seen in any month in 2018 or 2019. Housing market activity in B.C. has been supported by resilient higher-wage employment, low interest rates and increased demand for larger dwellings by remote workers. Year-to-date to September, home sales were up by 55.9 per cent compared to the same period last year. Underlying this year-to-date rise were higher sales in every region, including the four largest: Greater Vancouver (+64.7 per cent), Fraser Valley (+70.2 per cent), Okanagan-Mainline (+50.9 per cent), and Victoria (+36.6 per cent).

Meanwhile, the average home sale price in B.C. increased by 19.6 per cent in the first nine months of 2021 compared to the same period a year earlier. Strong average sale price growth was observed in all regions.

Chart 2.4 B.C. Home Sales and Price

Regional MLS composite benchmark house prices for Greater Vancouver and the Fraser Valley were higher than last year, with year-to-date to September increases of 11.5 per cent and 19.5 per cent, respectively. Price increases were observed across all dwelling types, but were strongest for single-family detached dwellings.

Second Quarterly Report 2021/22	| 43

ECONOMIC REVIEW AND OUTLOOK

Chart 2.5 Greater Vancouver HPI Benchmark Price

Housing starts have continued to be strong in 2021. Although housing starts have trended down from a record high in March, they have averaged 49,138 annualized units over the January to September period of 2021 — well above the ten-year historical average of 35,025 annualized units (January 2011 to December 2020). Year-to-date to September, housing starts were 34.0 per cent higher compared to the same period last year. The value of residential building permits, a leading indicator of home construction, rose by 18.1 per cent year-to-date to September, led by gains in single-detached dwellings.

Chart 2.6 B.C. Housing Starts

44 |	Second Quarterly Report 2021/22

ECONOMIC REVIEW AND OUTLOOK

Inflation

Supply-chain constraints and resilient demand for goods and services have continued to put upward pressure on prices. Even as the base-year effects of lower prices at the early stage of the COVID-19 pandemic have waned, the B.C. Consumer Price Index (CPI) has been elevated in recent months. The year-over-year B.C. CPI inflation rate in September 2021 was 3.5 per cent, the third consecutive month the index grew more than 3.0 per cent year-over-year, and consumer prices are up 2.5 per cent on a year-to-date basis. Provincial price gains have been led by rising prices for shelter, transportation, and food. Higher shelter prices primarily reflect increased prices in housing markets, while transportation costs have been driven up by both higher gasoline prices and vehicle purchase costs. In October, the Bank of Canada commented that the factors pushing Canadian prices up are stronger and more persistent than expected, but expect inflation to ease to around 2 per cent by the end of 2022.

Chart 2.7 B.C. Inflation

Business

Non-residential construction permitting has slowed so far this year. The total value of non-residential building permits fell by 9.0 per cent year-to-date to September compared to the same period last year. Underlying this were declines in permit issuance for institutional and government buildings (-24.3 per cent) and commercial buildings (-5.1 per cent) relative to the first nine months of 2020. Meanwhile, the value of permits for industrial buildings increased (+7.7 per cent).

Small business confidence in B.C. has recovered since the initial months of the pandemic. The Canadian Federation of Independent Business small business confidence index was 64.4 in October, 8.2 points higher than February 2020. Small businesses’ short-term outlook (over the next few months) was more subdued, but their long-term outlook (more than 12 months) remained expansionary.

Second Quarterly Report 2021/22	| 45

ECONOMIC REVIEW AND OUTLOOK

B.C.’s tourism sector continued to be severely impacted by COVID-19, as the number of international travelers arriving in B.C. has been quite low since April 2020. Although the lifting of some travel restrictions in August 2021 resulted in a substantial increase in international travelers (77,441 persons in August compared to 28,317 in July), the number of international travelers to B.C. in August was still 83.1 per cent below pre-pandemic levels.

External Trade and Commodity Markets

As many economies around the world reopened, B.C. merchandise goods exports benefitted from a recovery in global demand and higher commodity prices. Provincial merchandise goods exports rose by 37.5 per cent in the first nine months of 2021 compared to the same period of 2020. Most of the gain was driven by higher exports of forestry products and building and packaging materials (+60.1 per cent), energy products (+52.7 per cent, mainly coal and natural gas) and metal and non-metallic mineral products (+39.7 per cent). A large proportion of the strength was due to significant increases in commodity prices, including softwood lumber, natural gas, copper, and coal. B.C. merchandise exports in September 2021 were 45.9 per cent higher than February 2020.

The value of B.C. merchandise exports to the U.S. increased by 43.9 per cent during the January to September period of 2021 compared to the same period last year, led by advances in exports of forestry products and building and packaging materials, as well as energy products. Meanwhile, the same categories were the main drivers of a 29.9 per cent year-to-date to September increase in B.C. merchandise exports to non-U.S. destinations.

Chart 2.8 B.C. Exports

Compared to 2020, B.C.’s manufacturing shipments have rebounded, supported by the same factors driving the export recovery. Year-to-date to August, B.C.’s manufacturing shipments increased by 27.0 per cent compared to the same period of 2020. Higher shipments of wood products (+88.9 per cent) have driven the year-to-date increase in 2021.

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B.C. tourism data and national export data suggest that B.C.’s nominal international exports of services have largely not recovered from a sharp decline of 22.8 per cent in 2020. National-level data shows that Canadian exports of services were still 4.8 per cent lower in September 2021 than pre-pandemic levels.

After reaching a record high in May due to a surge in demand ahead of the reopening of the U.S. and Canadian economies, lumber prices have dropped significantly since June as demand softened amid excess supply from high inventory levels. The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $595 US/000 board feet in October, down from $1,618 in May, but was still 36.8 per cent higher than February 2020’s pre-pandemic level. The SPF 2x4 monthly lumber price averaged $917 US/000 board feet in the first ten months of 2021, 67.1 per cent higher than the same period in 2020.

Increasing energy demand as economies reopened and limited supply due to ongoing lower production between OPEC nations led to higher crude oil prices in the first ten months of 2021. The West Texas Intermediate (WTI) price averaged $66.50 US/barrel in the January to October period of 2021, up from $38.28 US/barrel averaged in the same period of 2020. Meanwhile, the plant inlet price of natural gas averaged $1.99 C/GJ in the first ten months of 2021, up from $0.84 C/GJ averaged in the same period of 2020. Natural gas prices have been supported by temporary increases in demand due to extreme weather events and reduced domestic supply in the U.S.

Base metal and mineral prices increased as global demand recovered. Following declines in the first half of 2020, prices for molybdenum, zinc, lead, silver, copper, and metallurgical coal all recorded increases year-to-date to October 2021. Prices for gold moderated from earlier peaks and posted a modest gain on a year-to-date basis.

Demographics

B.C.’s population on July 1, 2021 was 5.21 million people, up by 1.1 per cent from the same date in 2020. During the January to June period of 2021, the province welcomed 50,756 new immigrants, an increase of 146.1 per cent compared to the same period of 2020, when lockdown measures restricted the flow of people. The underlying increase in immigration in the first half of 2021 was due to both increased net interprovincial migration (from +12,394 persons to +24,546 persons) and net international migration (from +8,232 persons to +26,210 persons) compared to the first half of 2020.

Risks to the Economic Outlook

B.C.’s economy, like other provincial, national and global economies, has been significantly impacted by the COVID-19 pandemic. There are various elements of uncertainty that will influence the duration and extent of B.C.’s economic recovery. Downside risks to B.C.’s economic outlook include the following:

•	emergence of COVID-19 variants of concern and future outbreaks in B.C., Canada or among B.C.’s trading partners, and delays in the global vaccination rollout;

•	medium- to long-term damage to the economy due to the pandemic through channels such as persistent unemployment and labour market detachment, higher precautionary saving by households, business closures, or lower private capital investment;

•	persistent inflation leading to earlier than expected interest rate increases in Canada and internationally;

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•	weakening global economic activity, exacerbated by COVID-19, resulting in reduced demand for B.C.’s commodity exports;

•	ongoing global trade tensions and broader economic challenges in Asia, Europe, and the U.K.;

•	higher volatility in international foreign exchange, stock, and bond markets;

•	lower commodity prices, particularly for lumber, pulp, natural gas, and coal; and

•	timing of investment and hiring related to the LNG Canada project, similar to the risks that exist for other major capital projects.

External Outlook

The external outlook has moderated for most of B.C.’s major trading partners amid uncertainty on the ongoing impacts of the pandemic. While many countries have reached high vaccination rates, the pace of vaccine rollouts varies globally, with some countries lagging behind and variants of concern increasing uncertainty. As some countries reopened their economies and removed containment measures, others continued to experience rising COVID-19 cases driven by the Delta variant and imposed stricter pandemic restrictions. Recovery prospects vary with the progress of vaccination, as well as the pandemic’s continued impact on labour supply and manufacturing supply-chains, and the extent to which countries are able reopen their economies without creating additional pressures on their healthcare systems.

United States

The reopening of the economy, as well as ongoing supportive monetary and fiscal policy have contributed to the recovery of economic activity in the U.S. in 2021, but growth has tapered in recent months. Following annualized growth of 6.7 per cent in the second quarter of 2021, U.S. real GDP grew slower at an annualized rate of 2.0 per cent in the July to September quarter (third quarter), bringing total economic activity to 1.4 per cent above its pre-pandemic level. Growth through the year reflected strength in consumption of goods and services, investment, and exports. Consumption in services continued to expand in the third quarter, but declines in consumption of goods, exports, and residential investment dragged on growth.

Chart 2.9 U.S. Real GDP

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The U.S. labour market recovery slowed from August to October, adding an average of around 442,000 jobs each month, following rapid expansion in June and July, where the U.S. economy added an average of around 1,027,000 jobs per month. As of October 2021, there were 4.2 million fewer jobs (-2.8 per cent) relative to February 2020. On a year-to-date basis, employment was 3.4 million jobs (+2.4 per cent) above the first ten months of last year, largely due to the low levels in the base-year.

The unemployment rate was 4.6 per cent in October 2021, higher than the pre-pandemic rate of 3.5 per cent. Despite recent declines, the number of long-term unemployed remained elevated at approximately two times higher than pre-pandemic levels. Meanwhile, the U.S. labour force participation rate of 61.6 per cent in October 2021 was 1.7 percentage points lower than February 2020.

U.S. home building activity has moderated since June, but remained resilient. Compared to pre-pandemic levels in February 2020, housing starts were down by 2.1 per cent in September 2021. Meanwhile, housing starts in the first nine months of 2021 were 18.5 per cent higher than the same period of 2020, which includes the declines during the early months of the pandemic. Residential building permits (a leading indicator of building activity) were 7.3 per cent above pre-pandemic levels in September 2021.

Chart 2.10 U.S. Housing Starts

U.S. home sales activity remained strong throughout 2021. Although there were some signs of moderation over the spring and summer, new and existing home sales were well above pre-pandemic levels in September 2021. Reflecting the strength of demand, the median sales price for new homes was up by 23.2 per cent compared to February 2020 while existing home prices rose by 30.5 per cent.

U.S. nominal retail sales have been well above pre-pandemic (February 2020) levels so far this year. Year-to date to September 2021, sales were up by 20.1 per cent compared to the first nine months of 2020. All major components of retail sales were above pre-pandemic levels, with the largest gain continuing to come from non-store (i.e., online) retailers.

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U.S. consumer confidence picked up in the first half of the year but has trended downward since then. The Conference Board consumer confidence index’s 128.9 reading in June 2021 was its highest level since the start of the pandemic, but has since fallen to 113.8 in October 2021, which is 18.8 points below pre-pandemic levels.

While the COVID-19 pandemic and supply-chain issues continued to pose challenges to international trade conditions, U.S. merchandise exports have recovered and remained strong as global demand and oil prices rebounded. In September 2021, the value of U.S. merchandise exports rose by 5.2 per cent compared to February 2020’s pre-pandemic levels and was up by 23.1 per cent on a year-to-date basis.

Chart 2.11 Consensus Outlook for the U.S. in 2021

In October 2021, the Consensus survey projected U.S. economic growth of 5.7 per cent in 2021, 0.9 percentage points lower from the July 2021 Consensus survey, which was cited in the First Quarterly Report. For 2022, Consensus forecasts growth of 4.1 per cent, which is 0.3 percentage points lower than the July 2021 Consensus survey. These downgrades reflect supply-chain and labour shortage issues, surging Delta variant cases, and weaker than expected employment reports.

Canada

The Canadian economy faltered in the second quarter as sectors that had been supporting the recovery so far (housing, retail trade and goods exports) contracted; however, more recent data suggests that economic activity has picked up in the third quarter. Following an annualized growth rate of 5.5 per cent in the January to March quarter (first quarter) of 2021, Canadian real GDP fell by 1.1 per cent in the second quarter. Goods exports, household spending on goods, and residential investment dragged on growth, and was partially offset by household spending on services, government spending, and investment in machinery and equipment. Canadian real GDP was still 2.0 per cent lower than pre-pandemic levels in the second quarter of 2021.

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Chart 2.12 Canadian Real GDP

Canadian employment surpassed pre-pandemic employment levels for the first time in September 2021, 17 months after losing nearly 3 million jobs in March and April of 2020. In October 2021, there were 32,100 more Canadians employed relative to pre-pandemic (February 2020) levels. Year-to-date to October 2021, employment was up by 4.9 per cent compared to the first ten months of 2020.

Meanwhile, October’s 6.7 per cent unemployment rate was still 1.0 percentage point higher than February 2020. The labour force participation rate averaged 65.0 per cent from January to October of 2021, up 1.1 percentage points relative to the same period of 2020, and October’s participation rate was 0.2 percentage points lower than pre-pandemic levels. Despite overall labour market improvements in recent months, employment in high-contact service industries and construction have not returned to pre-pandemic levels. Furthermore, elevated long-term unemployment continued to weigh on the Canadian labour market’s recovery. The unemployment rate for youth remains higher than for core-age workers, and the unemployment rate for visible minorities remains higher than for people who are neither Indigenous nor part of a designated visible minority group.

The strength observed last year in the Canadian housing market had continued into early 2021, with both construction and sales reaching record-high levels in March. Since then, housing starts and home sales have retreated from their peaks by 24.6 per cent and 27.5 per cent, respectively. Nevertheless, activity remained elevated from historical levels. September 2021 housing starts were 19.6 per cent higher than pre-pandemic (February 2020) levels. Housing starts were up by 33.3 per cent on a year-to-date basis with growth largely driven by strong numbers in the urban centers of Montreal, Vancouver, and Calgary. Meanwhile, MLS home sales in the January to September period of 2021 increased by 32.9 per cent year-to-date and by 10.1 per cent relative to February 2020. Year-to-date sales growth was broad-based, with double-digit gains in 9 of 10 provinces, though September 2021 sales were lower than pre-pandemic levels in Ontario, Quebec, and PEI. Year-to-date to September, the average home sale price rose by 24.6 per cent and was 28.7 per cent higher than pre-pandemic levels.

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Canadian nominal retail sales had returned to their pre-pandemic levels by early summer of last year and had continued strength throughout 2021. Year-to-date to August 2021, retail sales were 14.9 per cent higher than the first eight months of 2020 and were up by 10.1 per cent compared to February 2020. Strength in retail sales was largely due to strong sales at motor vehicle and parts dealers, gasoline stations, and building material and garden equipment supplies stores.

Canadian merchandise exports have recovered from the sharp declines experienced at the early stages of the COVID-19 pandemic as global economies reopened and commodity prices rebounded. The value of Canadian merchandise exports in the first nine months of 2021 rose by 21.5 per cent relative to the same period of 2020 and were 8.3 per cent above pre-pandemic levels in September 2021. Services exports, on the other hand, were still down 4.8 per cent in September 2021 compared to February 2020. Shipments of Canadian manufactured goods in the first eight months of 2021 were 19.4 per cent higher than the same period of last year (partly due to base-year effects and high commodity prices).

Chart 2.13 Consensus Outlook for Canada in 2021

In October 2021, the Consensus survey projected Canadian economic growth of 5.1 per cent in 2021, 1.1 percentage points lower from the July 2021 Consensus survey. For 2022, Consensus forecasts growth of 4.1 per cent, which is 0.1 percentage point lower than the July 2021 Consensus survey. The downgrades were due to lower outlooks among trading partners, weak GDP data, supply-chain disruptions, and rising Delta variant cases.

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Asia

China’s economy continued to recover this year, but faced challenges in the summer months. In the third quarter of 2021, China real GDP grew by an annualized 3.6 per cent, which was slower than expectations and below the 6.1 per cent annualized growth in the second quarter. Growth in the third quarter was held back by COVID-19 containment measures and floods, while stronger consumer spending provided support.

The COVID-19 pandemic continued to weigh on Japan’s economy in 2021. Japan real GDP increased by an annualized growth rate of 1.9 per cent in the second quarter of 2021, following a 4.2 per cent decrease in annualized growth in the first quarter of this year. Strong government spending and private investment contributed to grow the economy in the second quarter, but Japan real GDP remained below pre-pandemic levels. On October 27, 2021, the Bank of Japan held its policy targets unchanged, and voted to maintain their current asset purchase program.

The October 2021 Consensus survey projected economic growth for China to be 8.2 per cent in 2021, 0.4 percentage points lower from the July 2021 Consensus survey. For 2022, Consensus forecasts growth of 5.5 per cent, which is 0.1 percentage points lower than the July 2021 Consensus survey. The downgrade to growth in 2021 was due to China’s targeted lockdowns amid spread of Delta variant cases, and floods in the summer.

In October 2021, the Consensus survey projected economic growth for Japan to be 2.3 per cent in 2021, 0.2 percentage points lower than the July 2021 Consensus survey. For 2022, Consensus forecasts growth of 3.0 per cent, which is unchanged from the July 2021 Consensus survey.

Europe

As vaccination rollouts continued to progress after a slow start and with restrictions being eased in euro zone countries, economic activity has strengthened in the region. Real GDP in the euro zone increased by an annualized 9.1 per cent in the third quarter of 2021, following an annualized growth rate of 8.7 per cent in the second quarter. The region is expected to face headwinds going forward, including price and supply pressures, and the spread of the Delta variant, which could dampen economic recovery, especially for tourist-dependent countries in southern Europe.

The European Central Bank (ECB) has maintained rates and policy since they enacted a new monetary policy strategy on July 8, 2021, which allowed for inflation to run temporarily above 2.0 per cent over the medium-term. In September 2021, the ECB slowed the pace of net asset purchases under its pandemic emergency purchase program, while maintaining a total program envelope of €1.85 trillion and committing to continue the program until at least March 2022. These policies were left unchanged at the ECB meeting on October 28, 2021.

In October 2021, the Consensus survey forecasted the euro zone economy to grow by 5.1 per cent in 2021, 0.5 percentage points higher than the July 2021 Consensus survey. For 2022, Consensus forecasts growth of 4.4 per cent, which is unchanged from the July 2021 Consensus survey. Upgrades to growth for 2021 reflect high vaccination rates, increased mobility throughout the region, and higher consumer spending on services.

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Financial Markets

Interest Rates

The COVID-19 pandemic continues to weigh on economic recoveries around the globe, prompting central banks to continue their extraordinary monetary policy responses.

On November 3, 2021, the US Federal Reserve (Fed) left the target range for the federal funds rate unchanged at 0.00 to 0.25 per cent. The Fed also provided its forward guidance by reiterating its intention to keep interest rates at current levels until the economy has recovered, which includes labour market improvements and inflation that averages 2.0 per cent over time. The latter policy allows for inflation to run above its long-standing target of 2.0 per cent for some time. The Fed noted that the U.S. economy has made substantial progress towards the goals of maximum employment and price stability, and they announced they will slow the pace of large-scale asset purchases (i.e. quantitative easing).

On October 27, 2021, the Bank of Canada maintained its target for the overnight interest rate at its stated effective lower bound of 0.25 per cent. It also provided forward guidance, committing to maintain the current policy rate until its inflation target of 2.0 per cent is sustainably achieved and the recovery is well underway, which the Bank expects to happen in the middle quarters of 2022. Further, the Bank will be ending quantitative easing in light of the progress made in the economic recovery and will keep its overall holdings of Government of Canada bonds roughly constant. The Bank judged that the main forces pushing up prices (higher energy prices and pandemic-related supply disruptions) appeared to be stronger and more persistent than expected, but still viewed these factors as transitory. This messaging responds to recent months of Canadian CPI, which have seen two consecutive months over 4.0 per cent growth year-over-year, following four consecutive months of over 3.0 per cent growth. The Bank expected CPI inflation to be elevated into next year, and ease back to around 2 per cent by late 2022.

Chart 2.14 Interest Rate Forecasts

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The benchmark conventional mortgage rate on a 5-year term mortgage held steady at 4.79 per cent in September 2021, the same level since August 2020.

As of October 8, 2021, an average of six private sector forecasters projected the Canadian three-month Treasury bill to average 0.13 per cent in 2021 and 0.31 per cent in 2022. Meanwhile, the ten-year Government of Canada bond rate is forecast to average 1.35 per cent in 2021 and 1.83 per cent in 2022.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2021	2022	2021	2022
BMO	0.12	0.16	1.34	1.74
CIBC	0.13	0.28	1.34	1.70
National Bank	0.13	0.33	1.35	1.79
RBC	0.13	0.40	1.35	1.86
Scotiabank	0.13	0.41	1.34	1.86
TD	0.13	0.29	1.37	2.03
Average (as of Oct 8, 2021)	0.13	0.31	1.35	1.83

Exchange Rate

The value of the Canadian dollar has largely moved in step with energy prices during the pandemic. The Canadian dollar gradually appreciated and reached a six-year high in early June 2021, supported by recovering oil prices, strong commodity prices, and a downward trending U.S. dollar. Since June, the dollar tapered down in July and August, but appreciated to similar levels in June by the end of October. The Canadian dollar averaged 80.0 US cents during the first ten months of 2021.

Chart 2.15 Private Sector Expectations for the Canadian Dollar

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Based on the average of six private forecasters as of October 8, 2021, the Canadian dollar is expected to average 79.8 US cents in 2021 and 79.9 US cents in 2022.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2021	2022
BMO	80.0	82.2
CIBC	79.6	77.6
National Bank	79.9	82.0
RBC	79.8	79.0
Scotiabank	80.1	80.6
TD	79.6	78.2
Average (as of Oct 8, 2021)	79.8	79.9

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Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2020 on November 9, 2021.

British Columbia’s economy declined in 2020, as the negative impacts from the COVID-19 pandemic pushed economies all over the world into recession. In 2020, B.C.’s real GDP contraction of 3.4 per cent was the fourth smallest among provinces (behind Prince Edward Island, Nova Scotia, and New Brunswick), following growth of 3.1 per cent in 2019. Overall, the Canadian economy fell by 5.2 per cent in 2020, following an increase of 1.9 per cent in 2019.

Chart 1 – Real GDP in Canadian provinces

The decline in B.C.’s economic activity in 2020 was driven by decreases in consumption of services, exports and business investment. Restrictions to movement, mandatory shutdowns and concerns over COVID-19 transmission led to significant declines in B.C.’s service GDP categories. Household consumption of services, which makes up over half of all consumer spending, fell by 6.8 per cent in the year. Service exports1 also declined by 15.1 per cent and B.C. residents purchased fewer services from outside the province (-8.7 per cent). Exports of goods fell by 5.0 per cent, driven by export volume declines in wood products, paper products and coal. Business investment in machinery and equipment fell sharply in 2020 (-21.4 per cent) and investment in inventories was negative, which is common in uncertain times.

Declines were partially offset by resilient economic activity in goods expenditures, structure investment and government activity. Household expenditure on goods expanded by 1.6 per cent in 2020, as consumers shifted spending away from unavailable services. Imports of goods contracted in 2020 (-7.6 per cent), which contributed positively to B.C.’s GDP. Investment in residential structures increased 3.4 per cent in 2020, as housing construction activity remained elevated. Non-residential structure investment also increased (+10.6 per cent), a sharp contrast to the 10.0 per cent decline seen at the national level. Finally, general government (Federal, Provincial,

Chart 2 – B.C. GDP by Expenditure

[1]	Service exports includes expenditures by tourists visiting B.C. as well as commercial services provided to individuals and firms from outside of the province.

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Local and Aboriginal) economic activity saw increases in both expenditure (+1.1 per cent) and investment (+9.9 per cent).

Real GDP

Annual growth in B.C.’s real GDP from 2017 to 2020 is illustrated in Chart 3. The latest data incorporate historical revisions back to 2018. The revised level of B.C.’s 2019 real GDP is now estimated to be $275.0 billion, 1.2 per cent higher than the previous estimate of $271.8 billion.

Chart 3 – B.C. real GDP

Nominal GDP

Chart 4 depicts B.C.’s nominal GDP levels in recent years. Nominal GDP decreased by $1.7 billion (or 0.5 per cent) in 2020, after growing by $13.6 billion (or 4.6 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions. The revised level of nominal GDP in 2019 is now estimated to be $311.0 billion, 0.6 per cent higher than the previous estimate of $309.1 billion.

Chart 4 – B.C. nominal GDP

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